Exhibit 1

Exhibit 1
MAGNA
Annual Information Form
MARCH 25, 2021
Magna International Inc.
Forward.
For all.

Contents Annual Information Form 2 Forward-Looking Statements 4 Corporate Structure 4 About Magna 6 Our Industry 9 Our Business & Strategy 15 Risk Factors 21 Description of the Business 34 Innovation and Research & Development 37 Capital Structure, Financings & Credit Ratings 40 Directors & Executive Officers 43 Legal Proceedings 44 Other Information 45 Schedules A-1 Appendix 1 - Sustainability Report 2020

Important Information About this Document

This Annual Information Form (“AIF”) provides information about Magna International Inc. (“Magna”), including its industry, corporate structure, strategy, risk factors relating to its business and operations, products and services, sustainability activities, and other information related to its business activities.

Readers should note that in this AIF:

•	we use the terms “you” and “your” to refer to the shareholder, while “we”, “us”, “our”, “company” and “Magna” refer to Magna International Inc. and, where applicable, its subsidiaries;

•	we use the term “Executive Management” to refer to our Chief Executive Officer, together with all other corporate Executive Vice-Presidents;

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we use the term “Operating Group management” to refer to our management within each of the product-based business units corresponding to the capabilities described in “Section 6 – Description of the Business – Products & Services” in this AIF;

•	dollar amounts in this AIF are stated in U.S. dollars, unless otherwise indicated;

•	a reference to “fiscal year” is a reference to the fiscal or financial year from January 1 to December 31 of the year stated;
•	sales figures disclosed have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP);

•	where we have referred to specific customers or competitors, the reference includes the customers’ or competitors’ operating divisions and subsidiaries, unless otherwise stated;

•	facility and employee figures include certain equity-accounted operations, unless otherwise indicated;

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references to our “Circular” refer to our Management Information Circular/Proxy Statement dated March 25, 2021 for our virtual-only 2021 Annual Meeting of Shareholders to be held on May 6, 2021 (the “Meeting”); and

•	information is current as of March 19, 2021, unless otherwise indicated.

Forward-Looking Statements

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this AIF include, but are not limited to, statements relating to:

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implementation of our business strategy, including: increasing capital deployment toward areas aligned with the “Car of the Future”; driving operational excellence; and unlocking new business models and markets;

•	implementation of our segment-specific strategic initiatives;
•	our approach to capital structure, including future returns of capital to our shareholders through dividends and share repurchases;

•	implementation of our sustainability strategy and initiatives and achievement of sustainability targets; and

•	estimates of future environmental clean-up and remediation costs

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

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Risks Related to the Automotive Industry

•	economic cyclicality;

•	regional production volume declines, including as a result of the COVID-19 pandemic;

•	intense competition;

•	potential restrictions on free trade;

•	trade disputes/tariffs;

Customer and Supplier Related Risks

•	concentration of sales with six customers;

•	inability to significantly grow our business with Asian customers;

•	emergence of potentially disruptive Electric Vehicle OEMs;

•	OEM consolidation and cooperation;

•	shifts in market shares among vehicles or vehicle segments;

•	shifts in consumer “take rates” for products we sell;

•	dependence on outsourcing;

•	quarterly sales fluctuations;

•	potential loss of any material purchase orders;

•	a deterioration of the financial condition of our supply base;

Manufacturing/Operational Risks

•	product and new facility launch risks;

•	operational underperformance;

•	restructuring costs;

•	impairment charges;

•	labour disruptions;

•	COVID-19 shutdowns;

•	supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the COVID-19 pandemic;

•	climate change risks;

•	skilled labour attraction/retention and leadership succession;

IT Security/Cybersecurity Risks

•	IT/cybersecurity breach;

•	product cybersecurity breach;

Pricing Risks

•	pricing risks between time of quote and start of production;

•	price concessions;

•	commodity price volatility;

•	declines in scrap steel/aluminum prices;

Warranty/Recall Risks

•	costs to repair or replace defective products, including due to a recall;

•	warranty or recall costs that exceed warranty provisions or insurance coverage limits;

•	product liability claims;

Acquisition Risks

•	competition for strategic acquisition targets;

•	inherent merger and acquisition risks;

•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;

•	our ability to consistently develop and commercialize innovative products or processes;

•	our investments in technology companies;

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our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•	risks of conducting business in foreign markets;

•	fluctuations in relative currency values;

•	an increase in our pension funding obligations;

•	tax risks;

•	reduced financial flexibility as a result of an economic shock;

•	inability to achieve future investment returns that equal or exceed past returns;

•	changes in credit ratings assigned to us;

•	the unpredictability of, and fluctuation in, the trading price of our Common Shares;

•	a reduction or suspension of our dividend;

Legal, Regulatory and Other Risks

•	antitrust risk;

•	legal claims and/or regulatory actions against us;

•	changes in laws and regulations, including those related to vehicle emissions; and

•	environmental compliance costs.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above that are discussed in greater detail in this AIF under “Section 5 – Risk Factors”.

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1. Corporate Structure

Issuer

Magna was originally incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of amended and restated articles of incorporation dated December 31, 2017, which were issued pursuant to the Business Corporations Act (Ontario).

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For a list of our principal subsidiaries and investments, please refer to Schedule A.

2. About Magna

Overview

Magna is a mobility technology company with more than 158,000 entrepreneurial-minded employees, 342 manufacturing and assembly operations and 91 product development, engineering and sales (“PDE&S”) centres in 27 countries, as follows.

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we present key internal operating performance measures for the following segments to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth:

•	Body Exteriors & Structures

•	Power & Vision
•	Seating Systems

•	Complete Vehicles

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Our Corporate Culture

At Magna’s foundation is an entrepreneurial, decentralized, fair enterprise culture, the key elements of which are as follows.

Entrepreneurialism and Decentralization

We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity.

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Our manufacturing and assembly operations are conducted through “Divisions”, each of which is an autonomous business unit operating within pre-determined guidelines. Each Division is a separate profit centre under the authority of a general manager who has the discretion to determine rates of pay, hours of work and sources of supply, within the framework of our Employee’s Charter, our Global Labour Standards Policy and our Operational Principles (each as described below), as well as our corporate policies.

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Divisions are aligned globally by product area in Operating Groups. Operating Group management is responsible for overseeing the Divisions within its product area(s), including approval of Divisional business plans and preparation of Group business plans for presentation to Executive Management. Our Operating Groups are aligned under four reporting segments overseen by members of Executive Management to ensure that the Operating Groups are: taking advantage of cross-Group synergies; sharing research and development and best practices; and consistently approaching technology trends that impact their business and our customers.

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Our Executive Management team, led by our CEO, interfaces with the investment community and is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of Operating Group management. In addition, our Executive Management: allocates capital; oversees mergers, acquisitions and strategic alliances; manages global marketing and customer strategies; develops employee policies and programs; manages leadership training, development and succession planning; and develops common finance, internal controls, compliance, IT, quality, environmental, health & safety, ergonomics and other policies, programs or global standards.

Employee’s Charter & Global Labour Standards Policy

We are committed to operating our business in a way that is based on fairness and concern for our employees. Our Employee’s Charter sets out key principles outlining this commitment. Our Global Labour Standards Policy further articulates our Fair Enterprise Culture and provides a framework for our commitment to fundamental human rights and international labour relations. See “Appendix 1 – Sustainability Report 2020 – Section 4.2 Fairness and Concern for Employees” for a description of our human resource principles, including our Employee’s Charter, as well as the details of our Global Labour Standards Policy and the key commitments that it sets out.

World Class Manufacturing & Our Operational Principles

As part of our efforts to implement World Class Manufacturing in our facilities globally, each facility is required to adhere to a set of Operational Principles that define a set of common goals and recommended tools/business practices in the following areas: Employee Focus; Safe and Healthful Work Environment; Pride in Craftsmanship and Total Quality; Integrity and Respect; Operational Effectiveness; Scrap and Waste Elimination; Operational Availability; Communication; and Recognition and Rewards. The Magna Operational Principles are linked to our MAFACT assessment system (detailed in “Section 6 – Description of the Business – Manufacturing & Engineering” in this AIF) to allow our operations to continually measure their progress in achieving World Class Manufacturing.

Incentive-Based Management Compensation

We maintain an incentive-based compensation system for management, which directly links short-term incentive compensation to the operational performance of an applicable business unit, as measured by profitability. In the case of our Divisions and Operating Groups, the short-term incentive formula also takes into account capital efficiency through a charge for funds employed. Compensation for Executive Management takes capital efficiency into account through equity compensation linked to return on invested capital, and also addresses sensitivity to stock market performance through equity compensation linked to total shareholder return relative to a group of industry peers. Our approach to executive compensation is described in further detail in the sections of our Circular titled “Compensation and Performance Report” and “Compensation Discussion & Analysis”.

Sustainability

We are committed to being a responsible corporate citizen that conducts business in a manner that balances profits, people and planet. Magna accepts the reality of climate change and the importance of addressing sustainability in our operations. For a full discussion of our sustainability strategy and initiatives, see “Appendix 1 – Sustainability Report 2020”.

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3. Our Industry

General

The global automotive industry is a complex, high-tech manufacturing industry. Magna is a mobility technology company and Tier 1 supplier of automotive parts. Tier 1 automotive suppliers (“Tier 1 Suppliers”) design, engineer and manufacture components, assemblies, systems, subsystems and modules for original equipment manufacturers (“OEMs” or “automobile manufacturers”) of vehicles and light trucks. Tier 1 Suppliers source subcomponents from Tier 2 and other sub-suppliers, which are integrated into the products sold by the Tier 1 Suppliers directly to OEMs.

The global automotive industry is cyclical and is sensitive to a broad range of macroeconomic, political and other trends as discussed in “Section 4 – Our Business and Strategy" in this AIF.

As a result of COVID-19, 2020 was a uniquely challenging year for the automotive industry. Particularly in the first half of 2020, automotive production volumes deteriorated significantly due to mandatory stay at home orders which shut-down OEMs’ and suppliers’ production. While substantially all of our own production facilities had resumed operations in the third quarter of 2020, supply disruptions of certain critical components, such as semiconductor chips, are affecting automobile production volumes into 2021. See “Section 4 – Our Business & Strategy – Macroeconomic, Political and Other Trends” and “Industry Trends” for details of how these trends affect Magna and the automotive industry. See also “Industry Trends” and “Impact of COVID-19 on our Business” in our Management’s Discussion & Analysis of Results of Operations and Financial Position for the year ended December 31, 2020 (“MD&A”).

Automotive Production Markets

OEMs have historically built their vehicles in the regions where those vehicles are primarily sold and, as a result, many OEMs have established manufacturing facilities in multiple countries. Since OEMs typically use lean manufacturing and supply chain management techniques in their operations, many Tier 1 Supplier facilities are located relatively close to OEM facilities to reduce the cost and risks associated with longer supply chains. See “Section 6 – Description of the Business – Manufacturing & Engineering” of this AIF for details of Magna’s global manufacturing footprint.

China, Europe, North America, Japan, India and South Korea represent the largest automotive production markets globally, accounting for approximately 90% of vehicles produced globally. China’s approximate 31% share of global production led all markets in 2020. The local demand for vehicles in China, India and other markets outside of North America and Western Europe has been increasing significantly in recent years. This increasing local demand has helped boost the local automotive industry in these countries and attracted investments in manufacturing from North American, European and Asian-based automobile manufacturers, through stand-alone investments and/or joint ventures with local partners. In the case of China, the increasing migration of component system and vehicle design, development and engineering, especially for battery Electric Vehicles (“EVs”) is expected to further benefit the automotive industry in that market.

Customers

OEMs produced over 74 million light vehicles in 2020, a significant reduction from the previous year, primarily as a result of the COVID-19 pandemic. The top 15 OEMs, representing 85% or approximately 63 million vehicles based on 2020 light vehicle production, were:

1. Toyota Motor Corporation	9. Suzuki Motor Corporation
2. Volkswagen Group	10. Daimler AG
3. Renault-Nissan-Mitsubishi Alliance	11. Groupe PSA*
4. Hyundai Motor Group	12. BMW AG
5. General Motors Company	13. Zhejiang Geely Holding Group
6. Honda Motor Company	14. SAIC-GM-Wuling Automobile**
7. Ford Motor Company	15. Chang’an Automobile (Group) Co., Ltd.
8. Fiat Chrysler Automobiles*

Source: IHS Markit

*

Fiat Chrysler Automobiles and Groupe PSA merged to form Stellantis N.V., effective January 16, 2021. If the merger had been completed as of December 31, 2020, Stellantis would have represented the fifth largest OEM based on 2020 volumes.

**	A joint venture between SAIC Motor, General Motors, and Liuzhou Wuling Motors Co Ltd.

The considerable growth of the Chinese automotive market over the past decade has led to the significant growth of a number of Chinese OEMs, including SAIC, Geely and Chang’an, as listed above. In addition, the growing trend toward vehicle electrification has led to the emergence of potentially-disruptive EV OEMs, including in China. See “Section 5 – Risk Factors – Emergence of Potentially Disruptive Electric Vehicle (EV) OEMs” in this AIF.

For a list of our top customers on a consolidated basis and within each reporting segment, see “Section 6 – Description of the Business – Products & Services” in this AIF.

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Competition

In spite of high barriers to entry in many product areas, as well as the highly capital intensive nature of the global Tier 1 automotive supply industry, competition is fierce and intensifying from many different sources. For most of our Operating Groups, competition comes primarily from automobile manufacturers and from other “traditional” Tier 1 Suppliers, including ones in which one or more automobile manufacturers may have direct or indirect investments. However, with the growing importance of electrification and electronics in the automotive value chain, a number of electronics and semiconductor companies have entered or expanded their presence in the automotive industry, becoming direct competitors to Tier 1 Suppliers, including us. Additionally, disruptive technology innovators are changing the competitive landscape of the automotive industry through the development of high-value product and service offerings, particularly in areas related to vehicle electrification, vehicle autonomy, new mobility and connectivity. As a result of these trends, some suppliers seek to enhance their competitive positioning by entering into strategic partnerships, joint ventures or collaborations with technology and software companies. Lastly, competition has also intensified as automobile manufacturers have reduced the number of their Tier 1 Suppliers in connection with their strategy to increase the number and range of vehicles built from high-volume global platforms.

The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, which may include: price; overall relationship, including historical performance with respect to innovation, quality and timeliness of delivery; manufacturing footprint; proprietary technologies; financial strength; ability to test and validate new technologies for application in the automotive industry; scope of in-house engineering and tooling capabilities; carbon footprint and alignment with the customer’s sustainability goals/targets; existing agreements; and other factors.

The number of competitors that are asked by automobile manufacturers to bid on any individual product has been reduced in many cases. We expect further reductions as a result of the increasing preference of automobile manufacturers to deal with fewer suppliers and reward those suppliers with earlier and deeper involvement.

Based on 2019 global automotive parts sales to OEMs, the top 10 Tier 1 Suppliers globally were:

Supplier	Key Automotive Products**	Supplier	Key Automotive Products**

1. Robert Bosch	Powertrain solutions, chassis systems control, electrical drives, car multimedia, electronics, aftermarket products, steering, connected mobility solutions	6. Aisin Seiki Co.*	Powertrain, chassis and vehicle safety systems, body, vehicle navigation systems

2. Denso Corporation*	Thermal systems, powertrain systems, electrification systems, mobility electronics, sensors & semiconductors	7. Hyundai Mobis*	In-vehicle infotainment (IVI) systems, braking, steering, lamps, safety, suspension, autonomous driving, electrification systems

3. Magna International Inc.	Body and chassis, exteriors, powertrain, electronics, mirrors and lighting, mechatronics, seating systems, vehicle engineering and manufacturing, roof systems	8. Faurecia S.A.	Seating, interiors, clean mobility (exhaust systems), smart cockpit electronics & software integration

4. Continental Corporation	Chassis and safety, interior, powertrain, tires, rubber/plastic/metal/fabric/electronics products/systems	9. Lear Corporation	Seating, electrical distribution systems, electronic control modules, electrification products, connectivity products

5. ZF Friedrichshafen AG	Powertrain, chassis, driveline, braking systems, e-Mobility steering, electronics, active & passive safety systems	10. Valeo S.A.*	Comfort and driving assistance systems, powertrain systems, thermal systems, visibility systems, aftermarket products and services

Source: Automotive News (supplement) (June 29, 2020)

*	OEM subsidiary or OEM investee.
**	Key automotive product descriptions are based on information from each Tier 1 Supplier’s website.

A number of Tier 1 Suppliers can produce some or many of the same types of components, assemblies, modules and systems that we currently produce. Some of our competitors may have greater technical or other resources than we do and some of them may be stronger in markets in which we operate. A list of our key competitors within each product capability in our reporting segments can be found in

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“Section 6 – Description of the Business – Products & Services” in this AIF. See also the risk factors related to “Intense Competition” and “Technology and Innovation” in “Section 5 – Risk Factors” in this AIF.

Magna’s Competitive Advantage

We believe that a number of factors give us a competitive advantage as a Tier 1 Supplier, including:

•	decentralized operating model and entrepreneurial culture;

•	manufacturing excellence;

•	our strong balance sheet and emphasis on disciplined, profitable growth;

•	depth of talent;

•	a strategic portfolio of product groups that enable us to provide innovative, complete vehicle solutions to our customers, while:

•	generating cash to fund investments for growth in areas aligned with the “Car of the Future”; and

•	enabling access to new business models and/or new customers.

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4. Our Business & Strategy

Business Drivers

Our business and operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. OEM vehicle production levels are generally aligned with vehicle sales levels and thus affected by changes in such levels. While we supply systems and components to every major OEM, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are important drivers of our performance. Key factors impacting production volumes, product/customer mix, content and legislative/regulatory trends are listed below.

Growth Driver	Factors Potentially Impacting Growth Driver

Vehicle Production Volumes

•  Vehicle sales levels, which are affected by:

•  General macroeconomic and political factors

•  Consumer confidence levels, which may be affected by consumer perceptions and general trends related to the job, housing and stock markets

•  Interest rates and/or availability of credit

•  Fuel and energy prices

•  Relative currency values

•  COVID-19, including due to mandatory stay at home orders which restrict consumers’ ability to purchase vehicles

•  Supply chains and infrastructure

•  Free trade arrangements, trade disputes and tariffs

•  Availability and relative cost of skilled labour

•  Labour disruptions

•  Commodities prices

•  Relative currency values

•  Regulatory considerations, including environmental, emissions and safety standards

•  COVID-19, including due to mandatory stay at home orders which:

•  restrict production;

•  cause elevated employee absenteeism; and

•  lead to supply chain disruptions

Customer and Program Mix

•  OEM outsourcing strategy, as well as their supplier preferences and relationships

•  Business relations between us and each of our OEM customers

•  Our ability to supply products from multiple production locations for global vehicle platforms

•  Our capital allocation decisions

•  Competitiveness of our products

•  Exclusivity of our products due to certain intellectual property rights

•  OEM consolidation and cooperation

Magna Content on Specific Programs or Platforms

•  OEM outsourcing strategy and supplier preferences

•  Our ability to supply products from multiple production locations for global vehicle platforms

•  Our capital allocation decisions

•  Technological, visual, haptic and other features/attributes of our products compared to competing products or the overall cost of such products to the end consumer

•  Pricing of our products relative to competing products

•  Perception/reputation for product quality, as well as timeliness of delivery

•  Our product engineering capabilities

•  Our ability to finance pre-production engineering costs

•  The scope of our authority relative to the OEM, regarding sourcing of sub-components or products which are incorporated into the systems which we supply

•  Consumer “take rates” for products we sell

•  Collaboration among our Operating Groups

Legislative/regulatory trends promoting sustainability and safety	• Regulatory vigour in mandating higher fuel efficiency, lower carbon emissions and/or enhanced safety features

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Macroeconomic, Political and Other Trends

The global automotive industry is cyclical and, as noted above, vehicle production and/or sales may be affected by a broad range of macroeconomic, political and other factors. Some such factors which are currently affecting the industry, are discussed below.

Macroeconomic, Political & Other Trends	Description	Potential Impact on Magna

Impact of COVID-19 pandemic

•  Emergence and spread of new, more highly-transmissible variants of the virus which could result in governmental regulation such as mandatory stay at home orders

•  Potential deterioration of economic conditions, resulting in lower consumer confidence which typically translates into lower vehicle sales and production levels

•  Continued disruptions to the ability to conduct business in ordinary course, including due to travel and in-person meeting restrictions

•  Potential reductions of our customers’ production including as a result of continued or intermittent shutdowns of any of our customers’, suppliers’ or our own facilities

•  Elevated levels of absenteeism or potential shortages of employees to staff our facilities, or the facilities of our customers or suppliers

•  Prolonged disruptions of critical materials or components, such as:

•  the current global shortage of semiconductors for the automotive industry, which has led OEMs to take a number of actions including: unplanned shutdowns of production lines and/or plants; reduction of vehicle production plans; and shifts in their product mix; and

•  supply constraints on certain types of steel needed by OEMs and Tier 1 suppliers

•  Potential for premium freight costs or increased costs arising from other supplier mitigation activities for products shipped from impacted areas

•  Potential for higher inventory levels in the event of customer and/or supplier shutdowns

Economic uncertainty	• Impact of COVID-19 on household income and employment levels may affect consumer confidence • Potential economic impact of rising long-term interest rates and/or inflation

•  Potential for lower vehicle sales, and thus lower production volumes

•  Planning and investment uncertainty

•  Increasing risk of pricing pressure from OEMs and increasing financial stress on supply base

•  Potential impact on our sales and profits

Accelerating focus on impact of climate change

•  Governmental authorities, customers, equity investors, lenders, rating agencies, employees and other stakeholders increasing scrutiny of companies’ impact on and resilience to climate change

•  Focus on energy reduction and transition to renewable / carbon neutral energy sources

•  Increasing expectations regarding disclosures of ESG metrics

•  Growth in investment demand for companies demonstrating sustainable strategy and operations

•  Heightened focus and concern on risk of supply chain disruptions from climate-related events, such as Texas ice storm in February 2021

•  Opportunities from product strategy aligned with sustainable goals

•  Potential energy reduction opportunities could reduce operating costs

•  Carbon neutrality strategies could require increased capital spending and/or involve higher operating costs

•  Potential for increased / decreased demand for Magna’s Common Shares, based on market views as to sustainability of the company

•  Climate-related supply chain disruptions such as the Texas ice storm which has created shortages of materials needed to make seating foam and resins for plastic automotive parts

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Macroeconomic, Political & Other Trends	Description	Potential Impact on Magna

Localization of production	• Pressure on OEMs to localize production of vehicles in markets in which they are sold • Connected to rise of nationalism / populism and protectionism

•  Planning and investment uncertainty

•  May result in new opportunities for Magna in markets where we have available capacity or are well established

•  Could also result in duplication of capacity across markets

Industry Trends

The automotive industry is being shaped by a number of global megatrends that have shaped our long-term strategy, including:

	Megatrend	Impact on Automotive
Society	Demographic Change & Individualism	Product design will be influenced by aging population and growing individualization.
	Digital Transformation	Connectivity and digitization impact both product and process. New vehicle architectures that connect the subsystems along with software functionality creates additional value to products. Process is also impacted due to increased digitization, driven by increased requirements for productivity and quality.
	Health & Well-Being	ADAS and autonomy take rates will be driven both by consumer preferences as well as regulatory requirements tied to increased safety.
Mobility	Urbanization	Continued growth in urban population will lead to changes in mobility as a result of increased density and congestion with an increase in electric vehicle adoption and new transport modalities.
	New Mobility	Emerging new mobility eco-system offers a range of potential opportunities for new products and services.
Economy	Natural Resources, Energy & Environmental	Increased focus on the environment will drive growth rates for electrification.

These and other factors are driving a number of industry trends, which are discussed below together with their potential impact on Magna.

Automotive Industry Trends	Description	Potential Impact on Magna

Continuing focus on reducing vehicle’s energy consumption and CO2 emissions

•  Sustainability and regulatory considerations resulting in push for more efficient, cleaner and smaller-displacement engines

•  Increasing trend toward electrified vehicles drives demand for solutions to help extend driving range from single battery charge

• Continuing opportunities to support OEM customers’ efforts through lightweighting, more efficient drivetrains, electrification and active aerodynamics

Accelerating demand for electric, hybrid vehicles and investment in vehicle electrification

•  Sustainability and regulatory considerations driving increased emphasis on electrified powertrains

•  Increased interest in electrified solutions, especially in Europe and China

•  Growing proportion of SUVs and CUVs may facilitate increased electrification

•  Significant development and engineering costs for OEMs may drive increased outsourcing to suppliers and increased collaboration among OEMs

•  Opportunities to grow Magna content and sales in areas such as drivetrain products and battery enclosures

•  Strong level of investment required to grow or maintain market share

•  Pricing pressure on, and migration of value away from, traditional products in order for OEMs to accommodate cost of battery systems and electrified products

•  Quoting risk and technology risks, as well as lack of warranty experience with electrified products

•  Increased competition, including from new market entrants providing electrified solutions

•  Potential long-term displacement of some mechanical products where there are alternative electrified solutions

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Automotive Industry Trends	Description	Potential Impact on Magna

Continued growth in demand for driver assistance/active safety systems, with longer-term potential for growth in autonomous driving capabilities	• Growth in demand for driver assistance features/active safety systems • Driven by tightening safety regulations and continued growth in, demand for luxury segment vehicles

•  Opportunity to grow Magna content and sales, particularly in ADAS products

•  Continued investment in ADAS required as important building block for development of Magna’s autonomous driving capabilities

•  Quoting risk and technology risks, as well as lack of warranty experience with ADAS products

•  Potential challenges in attracting and retaining highly skilled engineering and software personnel

Disruption by new industry entrants offering “mobility as a service” (“MaaS”)

•  Growth of ride hailing and ride sharing services in urban areas

•  Potential substitute for personal mobility vehicles, particularly in congested urban centres

•  May result in lower production volumes of vehicles from traditional OEMs

• Alternative revenue streams or new business opportunities for full-vehicle engineering and manufacturing • Potential loss of business with traditional OEMs, to the extent MaaS adversely impacts OEMs

Emergence of Potentially Disruptive EV OEMs	• Accelerating trend towards vehicle electrification has led to the emergence of EV-focused OEMs, including in China

•  Potential for cooperative relationships and new business opportunities with new EV entrants

•  Potential risks relating to conducting business with emergent OEMs that may have limited resources and operating history, as well as uncertainties regarding consumer acceptance of their vehicles

•  Uncertainty regarding which emergent OEMs will succeed in the long-term creates potential customer and/or partnership risk

•  Failure to grow with those emergent OEMs that achieve commercial success could impact our long-term strategy

Accelerating demand for connected vehicles

•  Pervasiveness of digitalization in consumer’s daily lives is driving growing demand to include connectivity features in vehicles

•  Personalization of end user functionality in vehicle experience increasingly attractive to consumers

•  Growth in vehicle architectures that connect subsystems and include software functionality

•  Opportunities to grow Magna high-value content, particularly given our systems capabilities

•  Potential for establishment of new business models, including software as a service

•  Potential challenges in attracting and retaining highly skilled engineers and software personnel

•  Potential product cybersecurity risks related to vehicles connected to external networks, which could impact consumer adoption of connectivity related products/systems

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Automotive Industry Trends	Description	Potential Impact on Magna

Significant R&D spending

•  Large-scale OEM and Tier

•  1 Supplier investments to comply with tightening emissions regulations

•  Significant spending by OEMs, new market entrants and Tier 1 Suppliers on vehicle autonomy systems and new mobility solutions

•  Significant development and engineering costs for OEMs may drive increased outsourcing to suppliers and increased collaboration among OEMs, or between OEMs and new MaaS providers

•  Pricing pressure on, and migration of value away from, traditional products in order for OEMs to accommodate cost of electrification, as well as active safety / autonomous features

•  OEM inability to achieve planned sales volumes for electrified vehicles could impact suppliers’ ability to recover pre-production costs

•  Technical challenges to commercialize new technologies in ADAS

•  Intense competition from established and new market entrants

Continuing elevated product warranty expectations and product recall levels

•  Over the last decade, OEMs have become more inclined to recall vehicles with potentially faulty products

•  Increased frequency and severity of recalls, together with other factors, have impacted coverage and pricing for recall insurance

•  Increased OEM pricing pressure

•  Increasing product recall claims and related product replacement cost risk, even where root cause not agreed with OEM

•  Higher self-insured retentions and reduced coverage limits on recall insurance create greater net exposure

OEM cooperative alliances / consolidation	• Joint platform development and cost sharing • Joint purchasing	• Increased OEM pricing pressure • Increase in sales, where Magna has strong relationship with lead OEM • Decrease in sales, where Magna has weaker relationship with lead OEM

Long-term growth of Chinese OEMs and suppliers

•  Aided by China’s accelerated focus on vehicle electrification

•  Chinese OEMs may have low cost base which could provide advantage for expansion into global markets

•  Large number of Chinese OEMs and excess production capacity could result in consolidation

•  New business opportunities, including ADAS, drivertrain and electronics products, and full vehicle engineering and assembly

•  Potential loss of business with traditional OEMs, to the extent new OEMs adversely impact traditional OEMs

•  Potential for new partnerships and collaborations

Chinese policies aimed at growing high-value domestic development/production	• Chinese government plans to increase engineering, development and manufacturing of high-value, high-tech products in China	• Increased localization of engineering, development and manufacturing • Uncertainty regarding whether Chinese domestic companies will be preferred over foreign-owned companies operating in China

Emergence of new “best-cost” automotive markets	• New “best-cost” automotive markets (e.g. Morocco and Vietnam), which are close to larger established manufacturing markets (France/Spain and China, respectively)	• Potential new “best-cost” market for engineering talent • Increased Level of investment in new markets required • Various risks of doing business in foreign markets

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Our Corporate Strategy

We have distilled the impacts of the global megatrends into four long-term strategic factors which we see defining the “Car of the Future” – electrification, autonomy, new mobility and connectivity – and have developed our corporate strategy to realize the opportunities from these trends. Key elements of such strategy include:

1.   Increasing capital deployment toward areas aligned with the “Car of the Future”

We are proactively managing our portfolio and evolving our product mix based on alignment with the Car of the Future. We seek to grow our business and capabilities in areas which are positively impacted by the global megatrends discussed earlier. Examples of such areas include powertrain electrification, ADAS systems and battery enclosures. A number of our other product areas are not adversely impacted by the global megatrends, including our body, chassis, exteriors and seating products. The strong returns and cash flow from these product areas enable us to fund the R&D and capital investments required to realize the opportunities in fast-growing products which are benefiting the global megatrends. Lastly, there are elements of our product portfolio which are negatively impacted by the global megatrends and are expected to be less directly relevant to the Car of the Future. Examples of such products include manual transmissions, mechanical AWD/4WD systems and fuel tank systems. Despite their declining long-term strategic importance, our assets and expertise associated with these products remain relevant to, and can be redeployed for, growing product areas aligned with the Car of the Future.

2.   Driving Operational Excellence

We are elevating our approach to manufacturing by implementing factory of the future applications including advanced robotics, additive manufacturing and augmented reality. The ultimate goal is to achieve greater profitability through further enhanced quality, production efficiency, reduction of floor space and improved return on investments. Critical elements of our approach to operational excellence are our focus on World Class Manufacturing and our MAFACT operating system, which are discussed in “Section 6 – Description of the Business – Manufacturing & Engineering” in this AIF. Additionally, our Sustainability strategy dovetails with our focus on operational excellence, due to the focus on energy optimization and minimization of both water withdrawals, as well as waste streams to landfill. Details of our approach to Sustainability, including energy, water and waste reduction targets, can be found in our Sustainability Report, which is Appendix 1 to this AIF.

3.   Unlocking New Business Models and Markets

The new mobility landscape, which is generally urban, electrified, autonomous and connected is creating new business models and markets. We believe that our systems and complete vehicle knowledge, including elements of our portfolio such as electric vehicle ADAS platforms, provide us with an advantage in pursuing such opportunities.

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5. Risk Factors

The industry in which we compete and the business we conduct are subject to a number of risks and uncertainties. Our short and medium-term operational success, as well as our ability to create long-term value through our corporate strategy, are subject to a number of risks and uncertainties. These risks and uncertainties, together with a number of assumptions, underlie the forward-looking statements made in this AIF. In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this AIF:

Risks Related to the Automotive Industry

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Economic Cyclicality: The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic, political, or other conditions in North America, Europe or China, including as a result of the COVID-19 pandemic, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

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Regional Volumes Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

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Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics or EV content, could affect our ability to fully implement our corporate strategy.

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Trade Agreements: The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

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Trade Disputes/Tariffs: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

Customer and Supplier Related Risks

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Customer Concentration: Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Daimler, Ford, FCA (now Stellantis) and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

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Growth with Asian OEMs: The amount of business we have with Japanese, Korean and Chinese-based OEMs generally lags with that of our six largest customers, due in part to the existing relationships between such Asian OEMs and their preferred suppliers. Our inability to significantly grow our business with Asian-based OEMs could have an adverse effect on our profitability.

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Emergence of Potentially Disruptive EV OEMs: With the accelerating trend toward vehicle electrification, a number of potentially disruptive, EV-focused OEMs have emerged, particularly in China. It is too early to predict which of these emergent EV-focused OEMs will succeed in the long-term, whether independently or through cooperative relationships with each other or with any of our traditional OEM customers. Vehicle electrification is an important component of our strategy, including through development and supply of electric drive systems, as well as complete vehicle engineering and contract vehicle assembly. While we are developing business relationships with many of the emergent EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to grow our sales to emergent OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, conducting business with recently established OEMs poses risks and challenges, including due to their limited resources and operating history, as well as uncertainties regarding consumer/market acceptance of their vehicles. It remains too early to determine whether our commercial experience with such emergent EV-focused OEMs will be similar to our experience with established OEMs.

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Customer Consolidation and Cooperation: There have been a number of examples of OEM consolidation in recent years, including the recently completed merger of PSA and FCA to form Stellantis. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

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Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

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Consumer Take Rate Shifts: Shifts in consumer preferences may impact “take rates” for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher “take rates” for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

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Dependence on Outsourcing: We depend on outsourcing by OEMs. A reduction in outsourcing by OEMs or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

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Quarterly Sales Fluctuations: Our business is generally not seasonal, but our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest customers typically shut down vehicle production for brief periods which fall during our third and fourth fiscal quarters. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters within any given year.

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Customer Purchase Orders: Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements rather than a specific quantity of products, and can be terminated by a customer at any time. If a purchase order is terminated, we may have various pre-production, tooling, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

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Supply Base Condition: We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes, including as a result of the COVID-19 pandemic, could deteriorate the financial condition of our supply base, which could lead to, among other things: increased credit risk for us; disruptions in the supply of critical components to us or our customers; and/or temporary shut-downs of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

Manufacturing/Operational Risks

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Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing of design changes by our customers relative to start of production; production readiness of our and our suppliers’ manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

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Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

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Restructuring Costs: We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

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Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

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Labour Disruptions: Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. While unionized facilities are subject to the risk of labour disruptions from time to time, we cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

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COVID-19 Shutdowns: We temporarily suspended production at our facilities at different times during 2020, as a result of mandatory stay at home orders imposed to combat the COVID-19 pandemic in the countries in which we operate. We continue to closely monitor COVID-19 infection rates and related government actions in response. There is a continuing risk of further production suspensions due to COVID-19, which could cause us to incur significant unrecoverable costs, including those related to: elevated employee absenteeism or overtime; premium freight costs incurred to avoid shutting-down OEM customer production lines; and higher costs incurred where we have to re-source supply of components or materials from our suppliers. Prolonged production disruptions affecting our manufacturing facilities could have a material adverse effect on our operations and profitability.

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Supply Disruptions: Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers, loss of future business and reputational damage. As a result of COVID-related shutdowns of automotive manufacturing facilities in 2020, and decisions by semiconductor chip manufacturers to allocate production capacity to meet non-automotive demand for their products, the global automotive industry is currently experiencing shortages of semiconductors. The semiconductor chip shortage is negatively impacting vehicle production as OEMs: temporarily shut-down production lines and/or plants; engage in start/stop production patterns; reduce, delay or defer production plans; and/or allocate available semiconductor chips to their most critical vehicle programs. While semiconductor chip manufacturers, OEMs and even government representatives of significant auto-producing countries are working to alleviate the semiconductor chip shortage, we cannot yet determine the duration or full impact of the shortage. OEMs and Tier 1 automotive suppliers could also experience supply disruptions or constraints on other critical manufacturing inputs, such as the current shortages of seating foam and resin due to the February 2021 ice storm in Texas as well as supply constraints on certain types of steel needed for automotive manufacturing. The impacts of prolonged supply disruptions or constraints could have a material adverse effect on our operations and profitability.

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Climate Change Risks: Extreme weather events such as floods and windstorms and other natural disasters such as earthquakes caused by climate could cause catastrophic destruction to some of our or our sub-suppliers’ facilities, which could in turn disrupt our production and/or prevent us from supplying products to our customers. Current shortages of seating foam and resin due to the February 2021 Texas ice storm are recent examples of the impact of an extreme weather event. While we conduct risk assessments of our facilities and have implemented mitigation strategies to address, where practical, physical risks related to extreme weather events or natural disasters, the frequency and severity of any such event can vary by region and cannot be predicted. A catastrophic destruction of our or our sub-supplier facilities could have a material adverse effect on our operations and profitability.

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Skilled Labour Attraction/Retention and Leadership Succession: Our business is based on successfully attracting, training and developing employees at all levels of the company from “shop-floor” to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy. Additionally, effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years, and may experience similar waves in future years. We maintain a leadership development and succession program that has facilitated seamless leadership transitions to date. However, the failure to ensure effective knowledge transfers and seamless leadership transitions involving key professionals and leaders could also impact our ability to profitably conduct business and/or effectively implement our strategy.

IT Security/Cybersecurity Risks

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IT/Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

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Product Cybersecurity: The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM

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specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

Pricing Risks

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Quote/Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

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Customer Pricing Pressure: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability.

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Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

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Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don’t necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

Warranty/Recall Risks

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Repair/Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit and labour cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

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Warranty Provisions: Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established on the basis of our or our customers’ warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

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Product Liability: We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

Acquisition Risks

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Acquisition of Strategic Targets: We intend to continue to pursue acquisitions in those product areas which we have identified as key to our long-term corporate strategy. However, as a result of intense competition in these strategic areas, we may not be able to acquire the targets which we need to achieve our strategic objectives.

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Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or

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other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

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Acquisition Integration and Synergies: We may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

Other Business Risks

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Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

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Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

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Investments in Technology Companies: In addition to our development activities, we have invested in various technology companies and funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. Investments in companies or funds which are currently or subsequently become publicly traded are marked-to-market quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

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Evolving Business Risk Profile: The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics. As our business evolves, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of EVs, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

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Risks of Doing Business in Foreign Markets: The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

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Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

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Pension Risks: Some of our current and former employees in Canada, the United States and Germany participate in defined benefit pension plans. Although such plans in North America have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans in Germany are not funded and plans in Canada and the United States may not be fully funded. Our pension funding obligations in North America could increase significantly due to a reduction in plan funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

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Tax Risks: At any given time, we may face tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have an adverse effect on our profitability. We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could adversely affect our profitability.

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Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

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Returns on Capital Investments: In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

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Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

•	Stock Price Fluctuation: Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

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Dividends: Our Board may in certain circumstances determine that it is in the best interests of the company to reduce or suspend our dividend. In such event, the trading price of our Common Shares may be materially affected.

Legal, Regulatory and Other Risks

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Antitrust Proceedings: The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines, penalties or restitution payments. OEMs, car dealers and consumers may also be able to claim against antitrust violators through civil lawsuits. The company’s policy is to comply with all applicable laws, including antitrust and competition laws, and has implemented a robust compliance training program to mitigate against the risk of an antitrust violation. However, in the event of an antitrust violation, Magna could suffer reputational damage and be subject to criminal or administrative fines or penalties, restitution settlements, or civil damages that could have a material adverse effect on Magna’s profitability.

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Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•

Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

•

Environmental Compliance: While we regularly attempt to estimate environmental clean-up liabilities, such an exercise is complex. In addition, environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. In certain circumstances, we could be named as a Potentially Responsible Party (“PRP”) with respect to a contaminated site. Costs associated with being a PRP could be material depending on site conditions and the number of participating PRPs. As a result, we may incur material costs or liabilities significantly in excess of amounts we have reserved, which could have an adverse effect on our operations, profitability, financial condition or reputation.

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6. Description of the Business

Geographic Markets & Customers

Major Customers

While we supply products and services to a large number of customers worldwide, sales to our six largest customers represented the following proportions of our consolidated sales in 2020 and 2019:

Magna Sales Ranking	OEM Ranking(1)	Customer	2020	2019
1	5	General Motors	15%	15%
2	12	BMW	15%	14%
3	10	Daimler	14%	12%
4	7	Ford	12%	13%
5	8	FCA	12%	13%
6	2	Volkswagen	11%	10%
		Other	21%	23%
		TOTAL	100%	100%

    (1) Based on 2020 global light vehicle production.

Customer Management Offices

We have a globally-structured sales, engineering and marketing team spread across multiple global locations where our customers maintain engineering, commercial and/or manufacturing facilities. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers.

Purchase Orders

Our sales are generated through customer requests to quote on particular products, as well as the tools and dies required to produce parts. Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years. However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products. Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes, which is typically over a one to four month period in advance of anticipated delivery dates. The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program. In addition, as part of our purchase contracts, we are generally required to supply service parts for up to 15 years after the end of production of any model, provided that we are the contracted supplier at the time production ceases. Automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions and if the vehicle is not meeting their sales targets. Should the latter occur, we are still required to provide service parts for up to 15 years, although we may be able to negotiate that this be supplied as a one-time up front purchase.

Manufacturing & Engineering

World Class Manufacturing

Our goal is to be recognized as a leader in “World Class Manufacturing”. Our global operating units strive toward this goal which aims to achieve “best in class” performance in all areas of manufacturing. In order to drive continuous improvement, we monitor our progress in achieving World Class Manufacturing by using an assessment process that is similar to the method used by our customers in their own plants and to evaluate their suppliers. Our assessment process, known as the Magna Factory Concept or “MAFACT”, is supplemented with elements we view as critical to achieving World Class Manufacturing in accordance with our Operational Principles. Best practices, “lessons learned” and key initiatives are shared among our global operating units, including through routinely scheduled internal World Class Manufacturing meetings that bring together our senior corporate and Operating Group leadership.

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Smart Factory Technology

We continue to look at ways to integrate leading edge manufacturing trends into our operations, including Artificial Intelligence (AI) capabilities designed to, among other things: increase information available to human operators to enhance decision making; automate certain processes to increase efficiency and safety; and perform predictive maintenance on equipment. Specifically, a number of our global facilities have implemented a combination of new technological applications, software and processes in order to benefit from more efficient and effective factory solutions, which is known as our ‘Smart Factory’ approach. A few examples are set out below.

Facilities

As at December 31, 2020, we had the following manufacturing and PDE&S facilities:

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Our manufacturing and PDE&S facilities occupied approximately 80 million and 3.8 million square feet, respectively. These facilities were broken down between third party leases, and those owned by us as set out below. At this time, no single landlord owns more than 12% of the properties that we lease.

Our facility leases typically have terms of at least five years with one or more options to renew. Among other terms, our leases typically require us to return the facilities to the condition in which we received them at start of the lease (reasonable wear and tear excepted). From time to time, the cost of doing so may be significant due to such factors as the length of the lease period, the nature of the manufacturing operations, the extent of modifications made to the leased properties over the term of the lease and other factors.

We are also subject to environmental laws and regulations both as tenant and owner of our properties. Our leases with third party landlords generally provide that we must maintain the leased properties in accordance with all applicable laws, including environmental laws. Magna routinely conducts Phase 1 Environmental Assessments, and if necessary Phase 2 Site Investigations, at manufacturing, assembly and warehousing locations prior to occupancy to identify any actual and potential pre-existing environmental concerns at leased or owned sites. Magna is responsible for addressing environmental impacts arising during our tenancy, including exacerbations of existing impacts as defined by lease terms or regulatory requirements. Our leases with third party landlords generally also contain indemnities in favour of the landlord with respect to environmental matters and those indemnities expire after a specified period following the termination of the leases.

Key Components and Raw Materials

Our key purchased components include: stampings, electronics, chips, molded parts, die casting, forging, coverstock, and wire harnesses. Our key purchased raw materials are steel, resin and aluminum. We purchase the majority of these components and raw materials from regional suppliers where we do business. Factors such as price, quality, transportation costs, warehousing costs, duties, tariffs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers. We also purchase some key components and raw materials offshore when shortages occur or when we choose to source one supplier for a global program. Prices for our raw materials used in our production of parts, like steel, resin and aluminum, continue to be volatile.

Approximately two-thirds of our steel is acquired through resale programs operated by automobile manufacturers and the balance is generally acquired through annual or six month contracts. Under customer steel resale programs we are not exposed to steel price volatility, thus helping to manage our production costs. Certain of our operations generate steel and aluminum scrap, which we typically sell at prices that fluctuate with published market indices. Most of our resin purchases fluctuate directly with market indices, although we do participate in some customer resale programs on approximately one quarter of our resin purchases. The majority of our aluminum purchases fluctuate with market indices. In some cases, our customers direct us to buy certain other raw materials from specified suppliers at specified prices. Consistent with lean manufacturing principles, we do not carry inventories of key raw materials or finished products significantly in excess of those reasonably required to meet production and shipping schedules. As a result of COVID-19 related shutdowns of automotive manufacturing facilities in 2020 and decisions by semiconductor (microchip) manufacturers to allocate production capacity to meet non-automotive demand for their products, the automotive industry globally is currently experiencing shortages of semiconductors, which is negatively impacting vehicle production. While semiconductor chip manufacturers, OEMs and even government representatives of significant auto-producing countries are working to alleviate the semiconductor chip shortage, we cannot yet determine the duration or the full impact of the shortage. In addition, OEMs and Tier 1 Suppliers are currently experience supply constraints on certain types of steel and resin needed for automotive manufacturing. The risks related to these and potential future shortages/supply constraints are discussed in greater detail under “Section 4 – Our Business & Strategy – Macroeconomic, Political and Other Trends” and “Section “Section 5 – Risk Factors”.

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Products & Services

Top Programs

Our top fifteen programs/platforms based on 2020 production and vehicle assembly sales were:

Note: Capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

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Product Portfolio

We continue to evolve our product portfolio consistent with the strategy, described under Section 4 – “Our Business & Strategy – Corporate Strategy” in this AIF. The development of innovative technologies and solutions which are responsive to the global megatrends defining the “Car of the Future” above requires R&D spending, as well as capital investments and the acquisition of engineering talent with the necessary software expertise. We believe that the relatively stable profitability and cash generation from our “traditional” businesses provide us with the ability to fund the R&D and capital investment required to realize opportunities related to product areas such as electrification, ADAS and others aligned with the Car of the Future. Additionally, we believe that our comprehensive knowledge and understanding of the entire vehicle and the interaction of various complex vehicle systems provide us with unique advantages in executing our long term strategy. Consistent with such long-term strategy, key themes in our product portfolio include:

Optimizing Vehicle Weight, Powertrain Efficiency and Aerodynamics

We continue to support our OEM customers by offering solutions which enable them to deliver lighter vehicles, improved/optimized powertrain efficiency and enhanced aerodynamics, including:

•  Lightweight Products & Materials: OEMs are focused on reducing vehicle mass in order to: downsize engines, thereby reducing fuel consumption and tailpipe emissions for vehicles powered by internal combustion engines; and minimize power consumption/maximize driving range for EVs. We believe that the breadth of our engineering capabilities across all major sections of the vehicle, together with our full vehicle capabilities, provide us a competitive advantage in addressing OEMs’ lightweighting needs “holistically”. Moreover, our financial strength has enabled us to fund continuous innovation related to advanced materials, multi-material joining processes, manufacturing processes and lightweight products.

•  Efficient Transmissions/e-Drive Systems: Irrespective of a vehicle’s power source – gas or diesel, hybrid or fully electric (battery or hydrogen fuel cell) – power needs to be transferred to the wheels through a transmission or e-drive system. Through our powertrain business, we offer customers a range of efficient dual-clutch transmissions (“DCTs”), including traditional DCTs for vehicles with an Internal Combustion Engine (“ICE”), hybrid DCTs featuring an integrated electric motor for start/stop or plug-in hybrid applications and dedicated hybrid transmissions used in applications with an electric motor. Additionally, we offer e-drive systems for fully electrified powertrains.

•  Pure EVs: Pure EVs share many components with vehicles powered by an ICE. At the same time, there are many elements which are new or which need to be engineered differently for EVs. Multiple Magna Operating Groups are pursuing opportunities related to pure EVs, including:

•  e-Drive systems, as discussed above.

•  Lightweight seat structures optimized to accommodate EV chassis.

•  Battery enclosures.

•  EV complete vehicle engineering, including integration, validation and testing, as well as assembly.

•  Active Aerodynamics: Redirecting airflow to reduce air drag on vehicles assists in reducing fuel consumption and thus CO2 emissions. Magna offers a growing range of active aerodynamics innovations, including active grille shutters, active air dams, active front deflectors, active liftgate spoilers and active tailgate, as well as underbody panels.

•  Innovative, Lightweight, Energy-efficient Lighting: OEMs continue to seek innovative forward and rear-lighting solutions that allow increased styling flexibility, reduced weight compared to traditional lighting systems and energy efficiency. We continue to grow our lighting business – organically, as well as through joint ventures and acquisitions.

Development of Scalable Solutions for ADAS Magna is pursuing profitable ADAS growth by offering scalable solutions focused on vehicle autonomy Levels 1-3*. Our current capabilities include:

*	SAE International (J3016) Autonomy Levels Classification

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•	Full Suite of Sensing Technologies:

Camera: We are a market leader in camera-based ADAS based on sales. Our camera-based solutions consist of front and rear facing cameras, with image processing abilities to create a 360-degree surround view. Features enabled by these camera-based systems include automatic emergency braking, traffic sign and traffic light recognition, forward collision warning, lane keeping/lane departure assistance, adaptive cruise control, high beam assistance, pre-collision control, driver monitoring and others.

Radar: Working with a strategic technology partner, we have developed a scalable radar platform, consisting of mid – and long-range radars for a variety of automotive applications. Among other things, this radar platform provides higher resolution at longer ranges, as well as improved object detection and classification compared to current radars.

LiDAR: We have worked with a strategic technology partner to integrate their cost effective, solid-state LiDAR for highly automated driving applications. This LiDAR solution provides high-definition, three-dimensional, real-time images regardless of light and weather and enables object detection, classification and tracking at longer distances.

Scalable ADAS Domain Controller: We have developed a domain controller architecture that can support automakers to deliver a range of automated driving features and is scalable from Levels 0-2 to Levels 2+/3. We recently announced a collaboration with Fisker to develop an ADAS system for the Fisker Ocean SUV that will be powered by our scalable domain controller architecture.

Incorporating Full Breadth of Magna Capabilities

New mobility solutions involve the convergence of electrification and vehicle autonomy trends. Over the medium- to long-term, new mobility solutions are expected to be lightweight zero/low emission (“ZLEV”) vehicles with leading-edge ADAS features. We possess broad capabilities to support new mobility, including through:

•  Magna’s Powertrain and Complete Vehicles Operating Groups, which have significant expertise in alternative energy propulsion and storage systems, respectively;

•  electronics/ADAS features;

•  our complete EV engineering, integration and testing capabilities;

•  our ability to offer new mobility OEM customers such as Fisker an EV platform, electrical/electronic architecture, complete vehicle engineering and manufacturing, as well as a complete ADAS system and other products; and

•  our ability to offer customers a versatile test environment for highly automated vehicles, including the entire test “chain” from virtual simulation to test rigs to trial runs on public roads.

New mobility solutions may enable us to take advantage of our complete systems knowledge and draw-in expertise from across our entire product range, including:

Body Exteriors & Structures:

•  chassis architectures requiring leading-edge materials know-how;

•  battery enclosures for EVs and hybrid-EVs;

•  lightweight thermoplastic body panels and liftgates; and

•  seamless sensor integration into the vehicle body.

Power & Vision Systems:

•  highly integrated e-drive systems; and

•  full suite of sensing technologies, together with domain controllers.

Seating Systems:

•  reconfigurable seating solutions that address automated, connected, electric and shared vehicle solutions.

Complete Vehicles:

•  non-OEM branded (“white-label”) vehicles, engineered and assembled by Magna.

Some of our recent innovations, initiatives and progress addressing powertrain electrification, vehicle autonomy and new mobility can be found in “Section 7 – Innovation and Research & Development – Innovations and Innovation Awards”.

Product Segments

A description of our product and service capabilities, processes, top customers and key competitors by reporting segment follow. Manufacturing facility and PDE&S Centres counts below include joint venture facilities.

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Body Exteriors & Structures

Our Body Exteriors & Structures segment includes our body and chassis systems, exterior systems and roof systems operations.

161*	24*	22	69,075	$13.6B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2020 Sales

*	Figure includes certain manufacturing facilities and PDE&S centres shared with other reporting segments.

Top Segment Programs

Customer	Vehicle
1. General Motors	Full-Size SUVs & Pick-up Trucks
2. General Motors	Chevrolet Equinox, GMC Terrain
3. General Motors	GMC Acadia, Buick Enclave, Cadillac XT6, Chevrolet Blazer, Chevrolet Traverse
4. FCA	Ram Pick-up Trucks
5. Ford	F-Series Super Duty

Segment Trends and Strategic Focus

Within our Body Exteriors & Structures segment, we aim to support our customers’ efforts to deliver vehicles which consume less fuel and produce lower CO2 emissions, particularly through reduced vehicle weight, aerodynamic enhancements and use of multi-materials. We currently offer our customers a broad range of lightweight product solutions, such as thermoplastic liftgates, as well as reduced-weight products formed through advanced manufacturing processes, such as hot stamping, high-pressure aluminum casting and multi-material joinery.

Product Capabilities

Body and Chassis

PRODUCTS • body systems • chassis systems • engineering and testing

KEY PROCESSES

Forming technologies:

•  hydroforming

•  cold stamping, including high-strength steel & aluminum

•  hot stamping

•  roll forming

•  aluminum casting

•  advanced welding & joining

•  stretch bending of aluminum extrusions

Finishing technologies:

•  e-coating

•  heat treating

•  high temperature wax coating

•  machining

	TOP CUSTOMERS • General Motors • Ford • Stellantis • Volkswagen • Daimler • BMW	KEY COMPETITORS • Benteler International AG • F-Tech Inc. • Gestamp Automoción S.L. • Martinrea International Inc. • Metalsa, S.A. de C.V. • Tower International, Inc. • Minth Group Ltd.

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Exteriors

PRODUCTS • fascia & trim • front end modules • front integration panels • liftgate modules • active aerodynamics • engineered glass • running boards • truck bed access products • side doors

KEY PROCESSES

Molding technologies:

•  injection molding, such as two shot, structural, insert, injection compression for thermoplastics & reaction injection molding

•  extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion

•  compression-molding for thermosets

•  expanded polypropylene foam

•  metal rollforming

•  glass encapsulation

•  tooling

Finishing processes:

•  painting

•  hardcoating

•  chrome plating

•  hot stamp foils

•  metal finishing

•  hydrographics

•  laser etching/engraving

•  in-mold film

Assembly processes:

•  adhesive bonding

•  infrared, ultrasonic, vibration, torsional and resistance implant welding

•  laser cutting and welding

•  manual and automated assembly & sequencing

	TOP CUSTOMERS • Stellantis • General Motors • Ford • Volkswagen • BMW • Daimler	KEY COMPETITORS • ABC Group • Flex-N-Gate Corporation • Plastic Omnium S.A. • Samvardhana Motherson Peguform • Röchling Group • SRG Global Inc.

Roof Systems

PRODUCTS • modular roofs • hard tops and soft tops • textile folding roofs	KEY PROCESSES • “cut and sew” of complete fabric covers • backlight gluing • manual and automated complete retractable roof assembly	TOP CUSTOMERS • Daimler • BMW • Volkswagen • Stellantis • Renault-Nissan-Mitsubishi	KEY COMPETITORS • Webasto Group • Valmet Automotive Inc.

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Power & Vision

Our Power and Vision segment comprises our global powertrain systems, electronics systems and mechatronics, mirrors & lighting operations.

108*	46*	20	47,500	$9.7B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2020 Sales

*	Figure includes certain manufacturing facilities and PDE&S centres shared with other reporting segments.

Top Segment Programs

Customer	Vehicle
1. General Motors	Full-Size SUVs & Pick-up Trucks
2. Daimler	Mercedes-Benz A-Class, Mercedes-Benz A-Class Sedan
3. BMW	BMW X1
4. Renault-Nissan-Mitsubishi	Renault Kadjar, Nissan Qashqai, Samsung QM6
5. General Motors	GMC Acadia, Buick Enclave, Cadillac XT6, Chevrolet Blazer, Chevrolet Traverse

Segment Trends and Strategic Focus

In our Power and Vision segment, we seek to realize opportunities presented by trends toward electrification, advanced driver assistance systems and autonomous driving. We believe that our powertrain business is well-positioned to benefit from the shift toward electrification and we continue to invest in both transmissions and driveline products to further grow in areas such as 48V and high-voltage electric drive systems, including through products such as hybrid transmissions, electric rear drive axles and highly-integrated primary and secondary e-drive systems. Our Vision Systems business is currently the leading supplier of camera-based driver assistance systems and we continue to invest in advanced driver assistance technologies to expand the assisted and autonomous driving systems expertise we can offer customers. These investments include both in-house research and development, as well as venture capital investments in and strategic relationships with technology companies.

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Product Capabilities

Powertrain

PRODUCTS

•  transmission systems (dedicated hybrid, dual clutch, hybrid dual clutch, e-clutch, manual transmissions; engine drive plates and accessories)

•  driveline systems (AWD/4WD products, rear drive modules, hybrid & battery electric drive systems)

•  metal-forming solutions (transmission, engine, driveline components, e-clutch, engine drive plates and accessories)

•  engineering services

KEY PROCESSES

•  transmission and driveline assembly

•  high pressure die casting with full foundry

•  flow-forming

•  stamping and spinning

•  steel & aluminum die forming

•  grob, roller die & cam die spline forming

•  precision-heavy stamping

•  shaft spline rolling

•  aluminum die casting and precision machining

•  profilator processing

•  in-die fine cutting

•  soft and hard processing of gears and shafts

•  CNC machining & broaching

•  rotary swaging

•  heat treating

•  welding, including laser, electron beam (EB), capacitor discharge (CD), inertia, resistance and metal inert gas (MIG)/tungsten inert gas (TIG)

•  manual and automated assembly

•  end-of-line testing, leak testing and balancing

TOP CUSTOMERS • Daimler • BMW • General Motors • Ford • Volkswagen • Stellantis • Renault-Nissan-Mitsubishi Alliance	KEY COMPETITORS • ZF Group • Aisin Group • JATCO Ltd. • BorgWarner Inc. • GKN plc • Linamar Corporation • Valeo S.A. • Nidec Corporation • Jing-Jin Electric Technologies Co., Ltd.

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Electronics

PRODUCTS

•  advanced driver assistance systems (ADAS) technology and features

•  ADAS and autonomous driving scalable products (camera systems, ultrasonic sensors, ICON RADAR, LiDAR)

•  electronic controllers

KEY PROCESSES • surface mount placements of electronic components on printed circuit boards • manual and automated assembly of electronic modules	TOP CUSTOMERS • Ford • General Motors • Stellantis • Hanon • Mazda • Daimler	KEY COMPETITORS • Continental AG • Aptiv PLC • Robert Bosch GmbH • Valeo S.A. • ZF Group • Veoneer, Inc.

Mirrors

PRODUCTS • interior mirrors • exterior mirrors • actuators • door handles • overhead consoles • camera monitoring systems	KEY PROCESSES • electronics integration • injection molding • painting • manual and automated assembly	TOP CUSTOMERS • Daimler • BMW • General Motors • Ford • Volkswagen • Stellantis	KEY COMPETITORS • SMR Automotive • Ficosa International S.A. • Gentex Corporation

Lighting

PRODUCTS

•  headlamps

•  tail lamps and signal lighting

•  fog lamps

•  other lighting (centre high mount stop lamp, license plate reflex, side marker, auxiliary running board, turn signal and mirror lamps)

KEY PROCESSES • electronics integration • injection molding • manual and automated assembly	TOP CUSTOMERS • General Motors • Stellantis • BMW • Volkswagen • Renault-Nissan-Mitsubishi	KEY COMPETITORS • Valeo S.A. • Automotive Lighting Inc. • Hella KGaA Hueck & Co.

Mechatronics

PRODUCTS • latching systems • door modules • window systems • power closure systems • hinges and wire forming • handle assemblies	KEY PROCESSES • light stamping • injection molding • manual and automated assembly	TOP CUSTOMERS • General Motors • Stellantis • Daimler • Ford • Renault-Nissan-Mitsubishi • Honda	KEY COMPETITORS • Brose Fahrzeugteile GmbH & Co. KG • Inteva Products, LLC • Kiekert AG

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Seating Systems

Our Seating Systems segment comprises our global seating systems operations.

67	9*	17	27,200	$4.5B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2020 Sales

*	Figure includes certain PDE&S centres shared with other reporting segments.

Top Segment Programs

Customer	Vehicle
1. Ford	Ford Escape, Ford Kuga, Lincoln Corsair
2. Ford	Ford Expedition, Lincoln Navigator
3. FCA	Jeep Grand Cherokee
4. FCA	Chrysler Pacifica, Chrysler Voyager, Dodge Grand Caravan
5. BMW	X5

Segment Trends and Strategic Focus

Our Seating Systems group continues to grow organically by winning new business based on its reputation for delivering innovative seating solutions. Longer term, our Seating Systems group aims to capitalize on its strength in seat mechanisms, vertical integration and reconfigurable seating, specifically to supply reconfigurable seating solutions for applications such as car sharing and autonomous ride sharing; as well as seat products that are responsive to growing EV vehicle requirements, including lighter weight seats, and lower seat box height.

Product Capabilities

Seating Systems

PRODUCTS • complete seating systems • seat structures, mechanism & hardware solutions • foam & trim products	KEY PROCESSES • traditional “cut and sew” technology • manual and automated assembly • patented Multi-Material Mold-In-Place™ technology • patented EZ-Entry and seat stowing mechanisms systems	TOP CUSTOMERS • Ford • Stellantis • General Motors • Volkswagen • BMW • Geely	KEY COMPETITORS • Adient plc • Lear Corporation • Faurecia S.A.

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Complete Vehicles

Our Complete Vehicles segment comprises our global complete vehicle engineering and manufacturing operations.

9*	26*	10	12,325	$5.4B
Manufacturing Facilities	PDE&S Centres	Countries	Employees	2020 Sales

*	Figure includes certain manufacturing facilities and PDE&S centres shared with other reporting segments.

Segment Programs

Customer	Vehicle
1. Daimler	Mercedes-Benz G-Class
2. Tata Motors	Jaguar I-Pace
3. BMW	BMW 5-Series
4. Tata Motors	Jaguar E-Pace
5. BMW	BMW Z4
6. Toyota	Toyota Supra

Segment Trends and Strategic Focus

Our Complete Vehicles business continues to provide OEM-level expertise to traditional customers seeking a trusted vehicle assembly outsource partner, as well as new market entrants seeking expertise for their traditional, electrified, autonomous and/or new mobility / MaaS concepts. Traditional OEMs currently represent the substantial majority of our Complete Vehicles group business customers. However, engineering sales with non-traditional customers, including Chinese OEMs, continue to grow. MaaS providers represent an important source of new opportunities since they typically do not have the vehicle development, engineering, integration and assembly capabilities of traditional OEMs and thus require outsource partners to commercialize their concepts. In this segment, we also focus on leveraging our expertise in alternative energy storage and propulsion systems by further strengthening and capitalizing on our know-how in different propulsion systems. In addition, we continue to focus on integration and testing of autonomous driving systems, and we support our customers with one of the most versatile test environments for highly automated vehicles.

Product Capabilities

Vehicle Engineering & Manufacturing

PRODUCTS • complete vehicle manufacturing • engineering services	KEY PROCESSES • body-in-white • paint • assembly	TOP CUSTOMERS • BMW • Daimler • Tata Motors • Evergrande New Energy Automotive Group • VinFast • Renault-Nissan-Mitsubishi	KEY COMPETITORS Traditional and New OEMs Contract Manufacturers • VDL Nedcar B.V. • Valmet Automotive • NEVS AB Engineering Services • Bertrandt Group • EDAG Engineering GmbH • IAV GmbH

Tooling & Engineering

As part of our production programs, we design, engineer and manufacture tooling for our own use, as well as for sale to our customers. However, a predominant amount of the tooling used in our production programs is purchased by us from third parties and sold to our customers on a pass-through basis. In addition, we manufacture tooling for our customers on a standalone basis, which is tooling sold separately and not part of a production arrangement. We also provide engineering services independent of our production programs, as well as for programs for which we have production sales.

Acquisitions and Divestitures

For further details of our acquisitions and divestitures in the last three fiscal years, refer to “Schedule B – Acquisitions and Divestitures”.

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7. Innovation and Research & Development

Focus on Innovation and Technology

We have historically emphasized technology development and product and process innovation as a key element of our corporate strategy. See “Section 4 – Our Business & Strategy – Our Corporate Strategy” for further details. We continue to invest significant resources to develop and commercialize innovative technologies, which will provide additional value to our customers. In addition, we aim to advance our sustainability goals through innovations in electrification, lightweighting, materials and fuel efficiency.

We expect that our involvement with automobile manufacturers and new mobility partners in the development of innovative product and process technologies will increase as such manufacturers and partners further involve suppliers like us in the overall vehicle concept and development process.

Our Research and Development Process

Our R&D activities take place at our Division/Operating Group level and at the corporate level. Our Divisional/Operating Groups work with our customers to identify product and technology gaps. Magna’s Corporate R&D team, under the global direction of our Executive Vice-President, Corporate R&D, analyzes the key mega-trends that are expected to drive future mobility and automotive development. As part of these efforts, our Corporate R&D team engages with the advanced engineering and product development teams of our current and potential OEM customers to understand their product strategies and better align our own product strategy and technology development with customer needs.

All of our R&D projects follow an Innovation Development Process (IDP) process – a multi-stage process aimed at turning ideas into innovations that can ultimately be commercialized and scaled. The initial phase of the process is designed to foster the generation of ideas and includes, among other things: identification, understanding of and analysis of societal, digital, demographic, regulatory, industry and other trends which may create demand for and thus drive development of new automotive and mobility technologies; review of academic research; collecting and screening ideas submitted through innovation programs; and automotive customer input.

Concepts that progress past this initial stage are further evaluated, including with respect to: fit with our strategy regarding electrification, autonomy, new mobility, vehicle connectivity and advanced manufacturing; commercialization potential; and risks and challenges to further development. Selected innovations then progress through subsequent stages towards product or process realization, validation and eventually, product launch.

Our R&D initiatives are supported by and involve close collaboration with our Corporate R&D group. Our Division/Operating Group R&D teams work together with our Corporate R&D group on technology development, and where necessary specific working groups are established to discuss and develop technological solutions.

As a result of our innovation activities, we have developed a number of product, process and materials innovations, some of which are described in this Section 7 under “Innovations and Innovation Awards”.

As a key part of our own innovation efforts and to gain further access to innovative thinking outside of our company, we partner with start-ups and early stage companies, inventors, entrepreneurs, universities, technical institutions and the venture capital community to help bring innovative ideas to market. We also look for the best ideas from other industries and apply them to mobility – a process we call “auto-qualifying”. As part of our continuing efforts to develop innovative solutions to the technology challenges of new mobility and the automotive industry, in the last year we have considered thousands of potential innovations, which has led to several active projects. Such projects include: development of advanced dynamic lighting solutions our through our joint venture with Rohinni LLC; efficiency and performance technologies related to electric drives and power electronics; and robotics and data analytics technologies supporting our World Class manufacturing.

Intellectual Property

We own and use numerous patents, trademarks, and other intellectual property in connection with our operations. In addition, certain of our Operating Groups license their technology to third parties on a limited basis. We also license and use, to a minor extent, patents owned by others. From time to time, claims of intellectual property infringement are made by us or against us. At present, we believe that the outcome of any pending claim, whether positive or negative, will not have a material adverse effect upon us. While in the aggregate our intellectual property and licenses are considered important in the operation of our business, we do not consider them of such importance that the expiry of any one patent or license would materially affect our business.

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Innovations & Innovation Awards

We believe that innovation has been the foundation of Magna’s success and an important factor in our competitiveness, a key operational priority and a critical element of our corporate strategy. Our current strategic focus is aimed at responding to key industry trends, as discussed in “Section 4 – Our Business & Strategy – Our Corporate Strategy”. Some examples of recent innovations are as follows:

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Innovation Awards

A number of our product and process innovations have received accolades and awards in recent years. In 2020, our composite space frame liftgate was awarded a 2020 Automotive News PACE Award – the fourth PACE Award for Magna in the last six years. In addition to the PACE award, we received several notable customer awards relating to our innovative products, including

•	an Innovation Award from GM for our FREEFORM seat trim technology – one of six GM Supplier of the Year Awards for 2020, the most ever for a supplier in a single year.
•

a World Excellence Award from Ford in the Winning Portfolio category – which recognizes suppliers that enable Ford to develop a winning portfolio of products, particularly in advanced and transformational technologies such as electrification, lightweighting and driver assistance.

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8. Capital Structure, Financings & Credit Ratings

Capital Structure Approach

Our approach to capital structure remains unchanged from recent years. We aim to maintain the company’s financial flexibility, in order to remain in a position to pursue opportunities and withstand an industry downturn. To do so, we are focused on:

•

maintaining sufficient liquidity, including committed lines of credit, to run our operations and continue investing in our business through organic growth, innovation spending, and acquisitions that fit our product strategy;

•

preserving a strong investment grade credit rating of BBB+ or better, and an Adjusted Debt to Adjusted EBITDA ratio that meets or exceeds the Moody’s Investors Service criteria for a strong investment grade credit rating;

•	growing dividends over time as earnings grow; and
•	returning excess cash to shareholders in the form of share repurchases.

Other core elements of our approach to capital structure and strategy include:

•	lowering our capital spending as a percentage of sales, thereby increasing free cash flow generation;
•	utilizing share repurchases to deploy excess cash not needed for organic growth and prudent acquisitions; and
•	delivering strong Return on Invested Capital.

In light of the above strategy, we have returned significant amounts of capital to our shareholders in recent years in the form of dividends and share repurchases and have also made significant levels of investment in our business. As a result, we had an Adjusted Debt ratio of 1.86 times Adjusted EBITDA(1) by the end of 2020. We aim to maintain such ratio in the range of 1.0 – 1.5 times Adjusted EBITDA, which was a challenge in 2020 as a result of the significant drop in our Adjusted EBITDA during the second quarter of 2020 due primarily to the COVID-19 pandemic, as well as the absence of debt with maturities in 2020 despite considerable cash generation.

Authorized Share Capital

Our authorized share capital consists of an unlimited number of Common Shares and 99,760,000 Preference Shares, issuable in series, all with no par value. As of March 19, 2021, the Record Date for our Meeting, a total of 301,361,002 Common Shares were issued and outstanding. No Preference Shares have been issued or are outstanding.

The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents, that set out the attributes of our Common Shares and our Preference Shares.

Common Shares

The holders of our Common Shares are entitled to:

•	one vote for each Common Share held at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;
•	receive any dividends that may be declared by our Board, subject to the preferential rights attaching to any shares ranking in priority to our Common Shares; and
•

receive, after the payment of our liabilities and subject to the rights of the holders of any shares ranking in priority to our Common Shares, all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs.

For further details of the market for our securities, refer to “Schedule C – Market for Securities”.

Preference Shares

Our Board may, without the approval of any of our shareholders, fix the number of shares in, and determine the attributes of, an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Common Shares, but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs. No Preference Shares have been issued or are outstanding and we do not currently anticipate issuing any such shares. In the event we do issue Preference Shares in the future, we would expect to issue them solely for legitimate financing purposes and not to block a change of control transaction.

(1)

Adjusted Debt is calculated by taking our long and short-term debt and operating lease liabilities and adding pension obligations and certain other Moody’s adjustments. Adjusted EBITDA is calculated by taking our trailing 12-month Earnings before Interest, Taxes, Depreciation and Amortization, as well as operating lease expense and interest income, and adding adjustments relating to pension obligations and unusual items. In each case, such adjustments reflect a methodology for calculating such ratios used by Moody’s.

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Amendments to Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of our Preference Shares and to our Common Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, or our Common Shares, may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Dividends

The following table sets forth the cash dividends paid and payable on our Common Shares in respect of each quarter for the last three years.

We intend to continue paying a quarterly dividend from our cash flow from operations, with the aim of regularly increasing the dividend consistent with our practice since 2010. The declaration and payment of dividends, including the dividend rate, is reviewed quarterly by our Board and is subject to the Board’s discretion taking into account our cash flow, capital requirements, our financial condition and other factors they consider relevant. See “Section 5 – Risk Factors”.

Dividend Reinvestment Plan (DRIP)

Since 1994, we have maintained a dividend reinvestment plan in which registered shareholders have the option to purchase additional Common Shares by investing the cash dividends paid on their shares.

Financings and Securities/Corporate Transactions

Senior Unsecured Notes

We currently have the following senior unsecured notes outstanding:

Issuance Date	Amount Issued	Interest Rate	Maturity Date
June 16, 2014	$750,000,000	3.625%	June 15, 2024
September 23, 2015	$650,000,000	4.150%	October 1, 2025
November 24, 2015	€550,000,000	1.900%	November 24, 2023
December 7, 2015	CAD$425,000,000	3.100%	December 15, 2022
September 25, 2017	€600,000,000	1.500%	September 25, 2027
June 15, 2020	$750,000,000	2.450%	June 15, 2030

The prospectus supplements which describe each of the notes above have been filed and are available on SEDAR (www.sedar.com).

Global Credit Facility

We maintain a $2.75 billion syndicated revolving credit facility that expires on June 24, 2024. The facility includes a $200 million Asian tranche, a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

We also maintain a $750 million, 364-day syndicated revolving credit facility that expires on December 10, 2021 (subject to a one-year term out option), and can be drawn in U.S. dollars or Canadian dollars. The facility, originally in the amount of $300 million, was amended in

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April 2020 to, among other things, increase its size to $1 billion, and was further amended in December 2020 to reduce the facility size to the current $750 million, extend its maturity and add the one-year term out option.

Commercial Paper Programs

We maintain a euro-commercial paper program (the “ECP Program”) and a U.S. commercial paper program (the “USCP Program”), each backstopped by our Global Credit Facility. Under the ECP Program, one of our indirect wholly-owned subsidiaries may, from time to time, issue euro-commercial paper notes, subject to an aggregate maximum of €500 million or its equivalent in alternative currencies. Under the USCP Program, we may, from time to time, issue commercial paper notes, subject to an aggregate maximum of $1 billion or its equivalent in alternative currencies. As at December 31, 2020, we have no outstanding issues under the ECP Program or the USCP Program.

Normal Course Issuer Bid

On November 10, 2020, the Toronto Stock Exchange (“TSX”) accepted our Notice of Intention (the “Notice”) to Make a Normal Course Issuer Bid relating to the purchase of up to 29,623,300 Magna Common Shares (the “2021 Bid”), representing approximately 10% of our “public float” of Common Shares. The primary purposes of the 2021 Bid are purchases for cancellation, as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The 2021 Bid commenced on November 15, 2020 and will terminate no later than November 14, 2021.

Purchases of Common Shares under the 2021 Bid as of the date of this AIF have been made on the TSX or the NYSE at the prevailing market price at the time of purchase and in accordance with the rules and policies of the TSX or in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, respectively, or through other published markets, or by such other means permitted by the TSX.

We have purchased the following Common Shares pursuant to the 2021 Bid as at March 19, 2021, and under our previous normal course issuer bid which commenced on November 15, 2019 and terminated on November 14, 2020 (“2020 Bid”):

	2021 Bid	2020 Bid
Shares purchased and cancelled	1,045,000	7,222,624
Shares purchased and retained for stock-based compensation awards or programs and/or deferred profit sharing plans	138,027	222,364
Total	1,183,027	7,444,988

Ratings

As of the date of this AIF, we have been assigned the ratings in the table below:

Credit Rating Agency	Issuer Rating	Senior Debt Rating	Short-Term Debt Rating	Outlook/ Trend
Dominion Bond Rating Service (“DBRS”)(1)	A (low)	A (low)	R-1 (low)	Negative
Moody’s Investor Services (Moody’s)(2)	A3	A3	P-2	Negative
Standard & Poor’s (S&P)(3)	A–	A–	A-2	Negative

Notes:

(1)

DBRS’s issuer and senior debt ratings are based on its long-term rating scale that ranges from “AAA” to “D” which represents the range from an issuer with the highest credit quality to one that has filed under bankruptcy, insolvency or winding up legislation or failed to satisfy an obligation after exhausting grace periods. A rating in the “A” rating category is in the third highest category of the relevant scale of eight major categories and is considered by DBRS to be of good credit quality, with substantial capacity for payment of financial obligations. “High” and “low” grades are used to indicate the relative standing of credit within a particular rating category. The absence of one of these designations indicates a rating which is in the middle of the category, excluding the AAA and D categories for which the “high”, “middle” or “low” designations are not used. The DBRS rating trends provide guidance in respect of DBRS’ opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories – “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. A “Positive” or “Negative” does not necessarily indicate a rating change is imminent, but rather the trend represents an indication that there is a greater likelihood that the rating could change in the future versus if a “Stable” trend was assigned.

DBRS’s short-term debt rating is based on its commercial paper and short-term debt rating scale that ranges from “R-1 (high)” to “D” which represents the range from an issuer with the highest credit quality to one that has filed under bankruptcy, insolvency or winding up legislation or failed to satisfy an obligation after exhausting grace periods. A rating in the “R-1 (low)” category represents the third highest category of the relevant scale of ten major categories and is considered by DBRS to be of good credit quality, with substantial capacity for payment of financial obligations.

(2)

Moody’s senior unsecured issuer rating is an opinion as to our future relative creditworthiness. The credit rating is based on a rating scale that, for global automotive suppliers, ranges from “Aaa” to “C”, which represents the range from those obligations with minimal credit risk to those obligations that are in default with little prospect of recovery. Issuer’s in the “A” rating category are in the third highest category of the relevant scale of nine major categories and are considered by Moody’s to be subject to low credit risk. The determination of the overall rating assigned to a global automotive supplier is based on an assessment of an issuer’s performance in five broad weighted categories, some of which are further broken down into a number of weighted sub-factors each of which maps to a specific letter rating in the range above. The indicated rating category for each sub-factor (i.e., Aaa, Aa, etc.) is then converted into a numeric value, which is then multiplied by the weight for that sub-factor with the results then totaled to produce a composite weighted-factor score, that is itself then mapped back to an alphanumeric rating based on the ratings range from Aaa to C. Moody’s appends the numerical modifiers 1, 2, or 3 to each generic rating classification from Aa through Caa. The modifiers 1, 2 and 3 indicate that the obligation ranks in the higher end, mid-range or lower end of its generic rating category, respectively. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term, and fall into one of four categories: Positive, Negative, Stable or Developing.

(3)

S&P’s issuer credit rating is a current opinion of our overall financial capacity (i.e. credit worthiness) to pay our financial obligations in full and on time. This credit rating is based on a rating scale that ranges from “AAA” to “D”, which represents the range from extremely strong capacity to meet financial obligations to a failure to pay one or more financial obligations when it came due. An issuer with a long-term issuer rating in the “A” rating category is in the third highest category of the relevant scale of ten major categories and is considered by Standard & Poor’s to have a strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in

Magna International Inc.      39

circumstances and economic conditions than issuers in higher-rated categories. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating that is in the middle of the category. The S&P rating outlook assesses the potential direction of a credit rating over the intermediate term (typically six months to two years), but is not necessarily a precursor to a rating change.

Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings assigned to us or our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future, if in its judgement, circumstances warrant. We have made payments in the ordinary course to the rating agencies listed above in connection with the assignment of ratings on our securities. In addition, we made payments to Moody’s and S&P in connection with the confirmation of our ratings in respect of the issuance of our Senior Notes and continued issuance of our ECP Program and USCP Program.

9. Directors & Executive Officers

Directors

Our Board currently consists of the following members:

Name & Municipality of Residence	Director Since	Principal Occupation
Scott B. Bonham(1) California, U.S.A.	May 10, 2012	Corporate Director and Co-Founder, Intentional Capital
Peter G. Bowie Ontario, Canada	May 10, 2012	Corporate Director
Mary S. Chan New Jersey, U.S.A.	August 10, 2017	Managing Partner of VectoIQ LLP and Corporate Director
Hon. V. Peter Harder(2) Ontario, Canada	January 10, 2020	Senator and Corporate Director
Seetarama (Swamy) Kotagiri Michigan, U.S.A.	January 1, 2021	Chief Executive Officer of Magna
Dr. Kurt J. Lauk Baden-Württemberg, Germany	May 4, 2011	Co-Founder & President, Globe CP GmbH
Robert F. MacLellan Ontario, Canada	May 10, 2018	Chairman, Northleaf Capital Partners and Corporate Director
Cynthia A. Niekamp Michigan, U.S.A.	May 8, 2014	Corporate Director
William A. Ruh New South Wales, Australia	May 11, 2017	Chief Executive Officer, Digital, Lendlease Group
Dr. Indira V. Samarasekera British Columbia, Canada	May 8, 2014	Senior Advisor, Bennett Jones LLP and Corporate Director
Lisa S. Westlake Florida, U.S.A.	May 9, 2019	Corporate Director
William L. Young(3)(4) Massachusetts, U.S.A.	May 4, 2011	Corporate Director

Notes:

(1)

Effective January 1, 2018, Mr. Bonham entered into a consulting arrangement with a subsidiary of Magna under which he provides venture capital and technology advisory services to Magna. Mr. Bonham is not standing for re-election at Magna’s 2021 Annual Meeting, but will continue as a consultant under an agreement which terminates on December 31, 2022.

(2)	Mr. Harder was a director of Arise Technologies Corporation (“Arise”) until June 24, 2011. Arise was deemed to have made an assignment into bankruptcy on April 11, 2012.

(3)	Chairman of the Board.

(4)

Mr. Young was a director of Pharmetics (2011) Inc., a private company, until he resigned in connection with the sale of Pharmetics in September 2017. Approximately five months after the sale, in February 2018, Pharmetics filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) and was subsequently declared bankrupt as of March 16, 2018.

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All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 7, 2020, except Seetarama (Swamy) Kotagiri who was appointed to the Board on October 19, 2020 with effect upon his succession to the CEO position on January 1, 2021. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders.

All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except as follows:

•	Mr. Harder served as the Representative of the Government of Canada in the Senate from March 2016 to January 2020;

•	Mr. Ruh was Chief Executive Officer, Senior Vice-President and Chief Digital Officer, GE Digital from September 2015 to December 2018; and

•	Ms. Westlake was Chief Human Resources Officer of IHS Markit Ltd. from April 2017 to August 2018 and Chief Human Resources Officer of Moody’s Corporation from 2008 to 2017.

All of our directors, with the exception of Mr. Kotagiri, our CEO, and Mr. Bonham, a non-independent, non-executive director, have been determined by our Board to be “independent directors” within the meaning of such term under applicable law.

Board Committees

A copy of our Audit Committee Charter, as well as the charters of our other Board Committees and of our Board, is available on our website (www.magna.com) and has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar) and is incorporated by reference into this AIF. Additional information about our Audit Committee is contained under “Corporate Governance – Report of the Audit Committee” in our Circular for our Meeting, which is incorporated by reference into this AIF.

Membership of these Committees as of the date of this AIF are as follows:

Name(1)	Audit Committee	Corporate Governance, Compensation & Nominating Committee	Technology Committee
Peter G. Bowie	∎
Mary S. Chan			∎
Hon. V. Peter Harder		∎
Dr. Kurt J. Lauk
Robert F. MacLellan
Cynthia A. Niekamp	∎
William A. Ruh			∎
Dr. Indira V. Samarasekera
Lisa S. Westlake		∎
William L. Young

∎ Committee Member	Committee Chair

Notes:

(1)	As a consultant to the company, Mr. Bonham does not serve on any Board Committees.

Additional details regarding our Committee structure can be found in the “Corporate Governance” section of our Circular.

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Executive Officers

Our executive officers currently consist of the following persons:

Name & Municipality of Residence	Principal Occupation
Seetarama (Swamy) Kotagiri Michigan, U.S.A.	Chief Executive Officer (since January 2021)
Vincent J. Galifi Ontario, Canada	Executive Vice-President (since September 1996) and Chief Financial Officer (since December 1997)
Tommy J. Skudutis Ontario, Canada	Executive Vice-President (since May 2018) and Chief Operating Officer (since May 2007)
Guenther F. Apfalter Upper Austria, Austria	President, Magna Europe (since February 2011) and President, Magna Asia (since July 2020)
Bruce R. Cluney Ontario, Canada	Executive Vice-President and Chief Legal Officer (since July 2020)
Uwe Geissinger Hesse, Germany	Executive Vice-President, Operational Efficiency (since February 2021)
Sherif S. Marakby Michigan, U.S.A.	Executive Vice-President, Corporate R&D (since July 2020)
Anton Mayer Lower Austria, Austria	Executive Vice-President, Systems & Portfolio Strategy (since February 2021)
Aaron D. McCarthy Ontario, Canada	Executive Vice-President and Chief Human Resources Officer (since January 2019)
Boris Shulkin Michigan, U.S.A.	Executive Vice-President, Technology & Investments (since February 2021)
Eric J. Wilds Michigan, U.S.A.	Executive Vice-President and Chief Sales & Marketing Officer (since January 2020)

To the extent that our executive officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations during the last five years:

•

Prior to becoming our CEO, Mr. Kotagiri was President, Magna International from January 2020 to December 2020 and Executive Vice-President and Chief Technology Officer from January 2014 to January 2020. He also served as President, Power and Vision from May 2018 to December 2020 and as President, Magna Electronics from February 2016 to May 2018;

•

Mr. Cluney was Executive Vice-President and General Counsel, Power and Vision from July 2018 to July 2020 and Vice-President, Secretary and General Counsel of Magna Closures / Magna Mirrors (now known as Mechatronics / Magna Mirrors / Magna Lighting) from January 2010 to July 2018;

•

Mr. Geissinger was President, Magna Electronics and Senior Vice-President Operations, Power & Vision Group from April 2019 to February 2021, Senior Vice-President, Fluid Pressure & Controls Group from January 2017 to March 2019 and Vice-President, Roof System Global from April 2013 to Jan 2017;

•

Prior to joining Magna, Mr. Marakby was Ford’s Covid-19 Strategic Product Advisor (March 2020 to July 2020), as well as President and CEO of Ford Autonomous Vehicles LLC (July 2018 to November 2019) and Vice President, Autonomous Vehicles and Electrification for Ford (June 2017 to July 2018). He also served as Vice President, Global Vehicle Programs for Uber (April 2016 to April 2017). Prior to joining Uber, Mr. Marakby held a number of positions at Ford from 2006 to 2016.

•

Mr. Mayer was Senior Vice-President, Global Engineering at Magna Powertrain from November 2017 to February 2021 and Vice-President, Corporate Engineering and R&D at Magna International from January 2010 to November 2017;

•	Mr. McCarthy joined Magna in January 2016 as Vice-President, Human Resources, the Americas and India and remained in this role until December 2018;

•	Mr. Shulkin was Senior Vice-President, Technology and Development from July 2020 to February 2021 and Vice-President, Research and Development from May 2011 to July 2020; and

•

Mr. Wilds was Executive Vice-President, Strategic Growth Initiatives, Magna Powertrain and Magna Electronics from April 2016 to December 2017 and Executive Vice President, Business Development & Strategy, Magna Power and Vision from January 2018 to January 2020.

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Beneficial Ownership of Securities

All our directors and executive officers (as a group 22 persons) owned beneficially or exercised control or direction over 1,261,564 Common Shares representing approximately 0.4% of the class, as at March 19, 2021. Our issued and outstanding Common Shares are held as follows:

10. Legal Proceedings

Antitrust Investigation

In September 2020, the European Commission (the “Commission”) announced that it had reached a settlement with Magna and its competitors in connection with two separate bilateral cartels concerning supplies of closure systems, where the parties coordinated pricing and exchanged commercially sensitive information in certain instances between 2009 and 2012. As the leniency applicant that revealed the existence of the cartels to the Commission, Magna received full immunity and was not fined.

In September 2014, the Conselho Administrativo de Defesa Economica (“CADE”), Brazil’s Federal competition authority, attended at one of the company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products (“access mechanisms”). In May 2019, CADE informed the company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the company. Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

Magna’s policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks, Magna does not currently anticipate any material antitrust liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above. Magna has significantly enhanced its overall ethics and legal compliance policies and training program, including with respect to antitrust risk. We believe such program is effective in training and educating our employees with respect to compliance with antitrust and competition laws.

Other

In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the potential of any adverse judgments or outcomes to these matters, as well as any associated probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

In certain circumstances, we are at risk for warranty costs, including product liability and recall costs. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only

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account for existing or probable claims on product defect issues when amounts related to such issues are probable and reasonably estimable. In addition, under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the specific customer’s, or our own, warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to inspect, remove and replace the defective part; and the customer’s administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

11. Other Information

Additional Information

Our Circular contains the following additional information:

•	our directors’ and named executive officers’ remuneration and indebtedness;

•	our voting securities and their principal holders; and

•	securities authorized for issuance under our equity-based compensation plans.

Additional financial information about us is provided in our consolidated financial statement as at and for the year ended December 31, 2020 and in our MD&A. These documents and additional information about us may be found on SEDAR, at www.sedar.com, on EDGAR at www.sec.gov/edgar and on our website, at www.magna.com.

Interests of Management & Others in Material Transactions

Reference is made to “Interests of Management and Other Insiders in Certain Transactions” in our Circular for our Meeting, which is incorporated by reference into this AIF.

Transfer Agent & Registrar

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for our Common Shares in the United States is Computershare Trust Company, N.A., at its offices in Canton, Massachusetts.

Interests of Experts

Our independent auditor for the 2020 fiscal year is Deloitte LLP. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB). Additional information regarding the fees paid to our independent auditors is contained under “Business of the Meeting – Reappointment of Deloitte as Magna’s Independent Auditors” in our Circular, which is incorporated by reference into this AIF.

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Schedules

Schedule A

Principal Subsidiaries and Investments

Subsidiaries

A list of our principal subsidiaries and each of their jurisdictions of incorporation as of December 31, 2020 is set out below. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

Subsidiary(1)(2)	Voting Securities	Jurisdiction of Incorporation

1305290 Ontario Inc.	100%	Ontario

Magna International Investments S.A.	100%	Luxembourg

Magna International Automotive Holding GmbH	100%	Austria

Magna Automotive Europe GmbH	100%	Austria

Magna Automotive Holding GmbH	100%	Austria

Magna Metalforming GmbH	100%	Austria

Magna Steyr AG & Co. KG	100%	Austria

Magna Powertrain GmbH & Co KG	100%	Austria

Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria

Magna Powertrain GmbH	100%	Austria

Magna PT Holding GmbH	100%	Germany

Magna Automotive Holding (Germany) GmbH	100%	Germany

175 Holdings ULC	100%	Alberta

Magna US Holding, Inc.	100%	Delaware

Cosma International of America, Inc.	100%	Michigan

Intier Automotive of America, Inc.	100%	Delaware

Intier Automotive of America Holdings, Inc.	100%	Delaware

Magna Seating of America, Inc.	100%	Delaware

Magna Exteriors Holdings, Inc.	100%	Delaware

Magna Exteriors of America, Inc.	100%	Delaware

Magna Mirrors of America, Inc.	100%	Michigan

Magna International (Hong Kong) Limited	100%	Hong Kong

Magna Powertrain Inc.	100%	Ontario

Magna Seating Inc.	100%	Ontario

Magna Exteriors Inc.	100%	Ontario

Magna Powertrain de Mexico, S.A. de C.V.	100%	Mexico

   Notes:

(1)

The table shows the percentages of the votes attached to all voting securities and of each class of non-voting securities, owned by us or over which control or direction is exercised by us. Parent/subsidiary relationships are identified by indentations. Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control.

(2)

Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

Investments

Our principal equity method investments are the following, as at December 31, 2020:

Joint Venture	Magna Equity Ownership %	Partner(s)	Reporting Segment

Litens Automotive Partnership	76.7% (non-controlling 50% voting interest)	Current and retired members of senior Litens management	Power & Vision

Getrag Ford Transmissions GmbH	50.0%	Ford Motor Co.	Power & Vision

Hubei HAPM MAGNA Seating Systems Co., Ltd.	49.9%	Hubei Aviation Precision Machinery Co., Ltd.	Seating Systems

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Schedule B

Acquisitions and Divestitures

We have completed a number of acquisitions, divestitures, financings and securities/corporate transactions in the last three fiscal years, including those listed below. None of these acquisitions constitutes a “significant acquisition” within the meaning of such term in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information about the acquisitions and/or divestitures listed below can be found in Notes 5 and 7 of our consolidated financial statement as at and for the year ended December 31, 2020, and Note 7 of our consolidated financial statement as at and for the year ended December 31, 2019.

Acquisitions

Year	Acquisition
2020	Controlling interest in Getrag (Jiangxi) Transmission Co., Ltd joint venture
2019	VIZA GECA, S.L.
2018	OLSA S.p.A.

Divestitures

Year	Divestiture
2020	None
2019	Fluid Pressure & Controls Business
2018	None

46      Annual Information Form

Schedule C

Market for Securities

Our Common Shares are listed and posted for trading on the TSX under the trading symbol “MG”, and on the New York Stock Exchange under the trading symbol “MGA”.

The high and low sale prices and volume of shares traded for our Common Shares, as reported by the TSX and NYSE, respectively, for the months during the year ended December 31, 2020 were as follows:

Month	TSX High (C$)	TSX Low (C$)	TSX Volume	NYSE High ($)	NYSE Low ($)	NYSE Volume
January	72.18	66.72	11,248,790	55.67	50.40	12,835,180
February	70.99	59.40	22,685,410	53.61	44.18	18,968,813
March	64.29	33.22	37,336,681	47.98	22.75	43,072,724
April	57.07	40.76	17,518,734	40.98	28.82	26,559,159
May	59.19	49.25	19,148,377	43.21	34.82	20,553,197
June	64.70	57.90	21,931,066	48.34	42.28	22,338,464
July	65.78	60.16	12,025,999	48.98	43.14	15,010,261
August	71.55	62.82	23,936,986	53.89	46.18	19,333,124
September	67.37	57.42	20,414,573	51.49	43.08	18,373,978
October	74.29	60.82	20,727,654	56.66	45.64	19,266,854
November	82.71	67.75	27,216,525	63.58	51.11	22,500,553
December	96.11	78.32	20,136,172	75.65	60.64	28,437,022

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Appendix 1

Sustainability

Report

2020

A-1      Annual Information Form

Contents Sustainability Report A-3 Summary Sustainability Metrics A-4 Introduction A-4 Sustainability Governance A-6 Climate-Related Opportunities A-10 Climate-Related Risks and Risk Mitigation A-15 Non-Climate Elements of Sustainability A-24 Sustainability Metrics

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Summary Sustainability Metrics

TOPIC	SASB CODE	METRIC	UNIT OF MEASURE	MAGNA 2020 DATA(1)
GHG Emissions	—	Scope 1 & 2 emissions	Metric Tons (t) CO2e	1,620,090 t
Energy Management	TR-AP-130a.1	Aggregate amount of energy consumed	Gigajoules (GJ) MegaWatt hours (MWh)	18,169,048 GJ 5,046,958 MWh
		% of energy consumed supplied from electrical grid	Percentage (%)	59.0%
		% of energy consumed that is renewable energy	Percentage (%)	11.9%
	—	Energy intensity	MegaWatt hours (MWh) / Sales (USDm)	155 MWh / USDm
		Energy intensity reduction target	MegaWatt hours (MWh) / Sales (USDm)	≥2% p.a.
Waste Management	TR-AP-150a.1	Aggregate amount of waste generated from manufacturing operations	Metric Tons (t)	965,677 t
		% of waste generated that is hazardous	Percentage (%)	4.9%
		% of waste generated that was recycled	Percentage (%)	91.5%
		% hazardous waste diverted from landfill	Percentage (%)	84.0%
	—	Waste diversion from landfill target	Percentage (%)	≥95% p.a.
Water Management	—	Annual water withdrawals	Megalitres (ML)	6,351 ML
		Water reduction target	Percentage (%)	1.5% p.a. 15% by 2030 (vs. 2019)
Environmental Management	—	Annual remediation expenses	Reporting Currency (USD)	<$1.0m
		Aggregate remediation balance for known events	Reporting Currency (USD)	$10.8m
Competitive Behaviour	TR-AP-520a.1	Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	Reporting Currency (USD)	NIL
Health and Safety	—	Accident frequency rate	1.0 = 1 injury / illness per 5,000 employees working 1 million hours	0.42
		Accident severity rate	10.0 = 50 lost work days over the course of 1 million hours	5.11
Gender Diversity	—	% of employees who are women(2)	Percentage (%)	26%
		% women in Critical Positions	Percentage (%)	15%
		% Women on the Board of Magna	Percentage (%)	36% (2020) 42% (2021)

Notes:

(1)	2020 data with respect to Water Withdrawals, Emissions, Energy Management, and Waste Management is preliminary.

(2)	Wholly-owned operations only.

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Introduction

At Magna, we recognize the reality of climate change and its impact on our planet. As a result, we are focused on doing the right things today so that our corporate interests do not come at the expense of the viability of life for the generations that follow.

Our approach to sustainable value creation involves:

•	designing, engineering, manufacturing and delivering innovative product solutions for our customers, which achieve shared goals of reduced weight, lower fuel consumption and reduced carbon emissions;
•	optimizing and innovating our manufacturing processes for resource and input efficiency, as well as product quality;
•	enhancing the energy efficiency of our plants to reduce Scope 1 greenhouse gas emissions;
•	developing our roadmap for the transition to 100% renewable energy to reduce our Scope 2 emissions;
•	engaging with our supply chain regarding Scope 3 emissions;
•	treating our employees fairly and looking out for their health, safety and general well-being; and
•	serving as a good community partner, particularly in the communities in which our employees live and work.

This Sustainability Report aims to provide our stakeholders with a better understanding of how we approach the creation of sustainable, long-term value and our management of sustainability-related risks. The report has been structured to align with the Task Force on Climate-related Financial Disclosures (“TCFD”) framework, as well as the Sustainability Accounting Standards Board’s (“SASB”) Auto Parts accounting standard, where possible. While this report may not currently provide stakeholders with all of the information sought through the TCFD and SASB frameworks; we continue to evolve and enhance our disclosure as our collection and validation of the applicable data improves. While the TCFD and SASB Auto Parts frameworks primarily address climate-related factors, this Sustainability Report aims to go beyond such items to give stakeholders a better understanding of the broad range of initiatives that define our approach to sustainable value creation.

1.	Sustainability Governance

1.1	Board Oversight

Magna’s Board of Directors is the company’s highest decision-making body, except to the extent certain rights have been reserved for shareholders under applicable law or Magna’s articles of incorporation or by-laws. As such, the Board is responsible for the overall stewardship of the company by: supervising the management of the business and affairs of Magna in accordance with the legal requirements set out in applicable company law (Business Corporations Act (Ontario)), as well as other applicable law; and, jointly with Management, seeking to create long-term shareholder value. The Board operates under a written Board Charter, in addition to applicable law, our articles of incorporation and by-laws. The Board Charter, which has been filed on SEDAR, and is available in the Leadership & Governance section of Magna’s website (www.magna.com), delineates Board oversight responsibilities including with respect to a number of areas relevant to sustainability such as: corporate culture; corporate governance; strategy; risk; shareholder engagement; and fundamental corporate actions.

Climate-related and other sustainability issues are typically considered by the Board at least annually through the Board’s strategic planning process. Sustainability issues may also arise before the Board in connection with its oversight of fundamental corporate actions such as review/approval of material acquisitions and divestitures, as well as three-year business plans and capital expenditures. Additionally, the Board reviews and approves the company’s material public disclosures, including our Annual Information Form / Annual Report on Form 40-F incorporating this Sustainability Report. We are still in the process of developing climate-related goals and targets and expect to report such items together with progress achieving them to the Board in the future.

1.1.1	Cgcnc Role

The Board carries out its duties in part through standing committees composed solely of independent directors. One such committee, the Corporate Governance, Compensation and Nominating Committee (“CGCNC”), supports the Board’s oversight of the company’s approach to sustainability, including by assessing Magna’s overall approach, environmental compliance, occupational health and safety, as well as Magna’s actions to identify, monitor and mitigate any material risk exposures relating to such areas.

Like the Board, the CGCNC maintains a written charter which outlines its specific roles and responsibilities. The CGCNC Charter has been filed on SEDAR and is available in the Leadership & Governance section of Magna’s website (www.magna.com). Matters under the CGCNC’s responsibility include: corporate governance, sustainability, talent management and other matters. The scope of the CGCNC’s oversight role with respect to sustainability includes climate-related issues generally, as well as related elements such as environmental

Magna International Inc.      A-4

management and compliance. As Magna defines “sustainability” in a broad and inclusive manner to include areas that go beyond climate-related issues, the CGCNC’s role also extends to matters such as occupational health and safety, diversity and inclusion, as well as corporate social responsibility. The CGCNC periodically reviews Magna’s policies, practices and public disclosures relating to sustainability topics, including this Sustainability Report.

1.1.2	Other Board Committees

In addition to the CGCNC, the Board maintains two other standing committees – the Audit Committee and the Technology Committee. While neither of these committees have specific sustainability responsibilities, each may have a role with respect to sustainability risks and opportunities that arise indirectly out of the committee’s primary role and responsibilities.

Magna’s Audit Committee supports the Board through its oversight of financial and audit-related matters, including financial risks and disclosures. To the extent that climate-related or other sustainability risks are or could be financially material, the Audit Committee would be involved through its consideration of the financial statement or other disclosure of the nature and scale of the risk.

The Technology Committee supports the Board by advising it on technology trends, related opportunities and risks, R&D and innovation, as well as the alignment between the company’s technology and its strategic priorities. As such, the scope of the Technology Committee’s role includes products and processes that seek to realize opportunities created by climate-related challenges.

1.2	Management

Magna has designated one of its Operating Group presidents as an executive “champion” for climate-related sustainability matters. The executive champion reports directly to Magna’s Chief Executive Officer on sustainability matters and helps coordinate and align sustainability priorities across the company’s other Operating Groups. Operating Group management is responsible for development of product strategies to address megatrends, industry trends, business opportunities and risks, including those which arise due to climate-related challenges.

We also have a bottom-up sustainability structure with respresentatives at each of our three main management levels. Approximately 80% of our manufacturing Divisions have an energy management champion who works with members of our Global Energy Team to identify and implement high-priority energy management projects. The Global Energy Team functions across all of our Divisions and Operating Groups to share energy efficiency/management case studies and best practices. Each Operating Group has a sustainability team comprised of a range of product, process and functional skillsets, coordinated through a Group “lead”. Operating Group sustainability leads participate in a sustainability steering committee headed by the executive champion, which consists of cross-functional corporate leaders representing operational improvement, environmental, purchasing, energy, real estate, R&D, legal/corporate secretarial and finance, with other functions as needed.

Aspects of sustainability beyond climate-change concerns are typically managed through a matrix structure in which corporate-wide functions support initiatives implemented or managed by Operating Groups and Divisions. Examples of functional areas managed in this manner include: environmental management and compliance; occupational health and safety; quality and operational improvement; talent management, including diversity and inclusion; cybersecurity; data privacy; as well as supply chain.

A-5      Annual Information Form

2.	Climate-Related Opportunities

2.1	Corporate Strategy

The automotive industry is being defined by a number of global megatrends that have shaped our long-term strategy, including:

	Megatrend	Impact on Automotive
Society	Demographic Change & Individualism	Product design will be influenced by aging population and growing individualization.
	Digital Transformation	Connectivity and digitization impact both product and process. New vehicle architectures that connect the subsystems along with software functionality creates additional value to products. Process is also impacted due to increased digitization, driven by increased requirements for productivity and quality.
	Health & Well-Being	ADAS and autonomy take rates will be driven both by consumer preferences as well as regulatory requirements tied to increased safety.
Mobility	Urbanization	Continued growth in urban population will lead to changes in mobility as a result of increased density and congestion with an increase in electric vehicle adoption and new transport modalities.
	New Mobility	Emerging new mobility eco-system offers a range of potential opportunities for new products and services.
Economy	Natural Resources, Energy & Environmental	Increased focus on the environment will drive growth rates for electrification.

We have distilled the impacts of these megatrends into four long-term strategic trends which we see defining the “Car of the Future” – electrification, autonomy, new mobility and connectivity – and have set our strategy to realize the opportunities from these trends. Key elements of our long-term strategy include:

Increasing capital deployment toward areas aligned with the “Car of the Future”

We are proactively managing our portfolio and evolving our product mix based on alignment with the Car of the Future. We seek to grow our business and capabilities in areas which are positively impacted by the megatrends discussed earlier. Examples of such areas include powertrain electrification, ADAS systems and battery enclosures. A number of our other product areas are not adversely impacted by the global megatrends, including our body, chassis, exteriors and seating products. The strong returns and cash flow from these product areas enable us to fund the R&D and capital investments required to realize the opportunities in fast-growing products which are benefiting directly from the global megatrends. Lastly, there are elements of our product portfolio which are negatively impacted by the global megatrends and are expected to be less directly relevant to the Car of the Future. Examples of such products include manual transmissions, mechanical AWD/4WD systems and fuel tank systems. Despite their declining long-term strategic importance, our assets and expertise associated with these products remain relevant to, and can be redeployed for, growing product areas aligned with the Car of the Future.

Driving Operational Excellence

We are elevating our approach to manufacturing by implementing factory of the future applications including advanced robotics, additive manufacturing and augmented reality. The ultimate goal is to achieve greater profitability through further enhanced quality, production efficiency, reduction of floor space and improved return on investments. Critical elements of our approach to operational excellence are our focus on World Class Manufacturing and our MAFACT operating system, which are discussed in “Section 6 – Description of the Business – Manufacturing & Engineering” in our AIF. Additionally, our sustainability strategy dovetails with our focus on operational excellence, due to the focus on energy optimization and minimization of both water withdrawals, as well as waste streams to landfill.

Unlocking New Business Models and Markets

The new mobility landscape, which is generally urban, electrified, autonomous and connected is creating new business models and markets. We believe that our systems and complete vehicle knowledge, including elements of our portfolio such as electric vehicle ADAS platforms, provide us with an advantage in pursuing such opportunities.

Our long-term strategy is well-aligned with climate change-related trends impacting the automotive industry, including vehicle electrification, operational efficiency to minimize manufacturing inputs and waste outputs, as well as the pursuit of new mobility business models. We cannot determine for certain how quickly the market for the declining products in our portfolio may deteriorate, but products such as AWD/4WD systems appear to have continuing relevance for the next decade. However, we believe that our physical assets, human capital and know-how related to the mechanical solutions can be repurposed as vehicle development plans migrate toward electrified AWD/4WD solutions. We currently offer multiple alternatives to manual transmissions, including efficient dual-clutch, hybrid dual-clutch and dedicated hybrid transmissions, as well as complete e-drive systems, and expect to be able to continue growing our market share in the powertrain market. Fuel tank systems are not a material part of our business, but also have continuing relevance for a number of years to come. The physical assets, human capital and know-how related to fuel tank systems could be repurposed for adjacent product areas such as vehicle hydrogen storage tank systems.

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2.2	Products and Services

Consistent with the above long-term strategy, key climate change-relevant themes in our product portfolio include:

Optimizing Vehicle Weight, Powertrain Efficiency and Aerodynamics

We continue to support our OEM customers by offering solutions which enable them to deliver lighter vehicles, improved/optimized powertrain efficiency and enhanced aerodynamics, including:

•  Lightweight Products & Materials: OEMs are focused on reducing vehicle mass in order to: downsize engines, thereby reducing fuel consumption and tailpipe emissions for vehicles powered by internal combustion engines; and minimize power consumption/maximize driving range for EVs. We believe that the breadth of our engineering capabilities across all major sections of the vehicle, together with our full vehicle capabilities, provide us a competitive advantage in addressing OEMs’ lightweighting needs “holistically”. Moreover, our financial strength has enabled us to fund continuous innovation related to advanced materials, multi-material joining processes, manufacturing processes and lightweight products.

•  Efficient Transmissions/e-Drive Systems: Irrespective of a vehicle’s power source – gas or diesel, hybrid or fully electric (battery or hydrogen fuel cell) – power needs to be transferred to the wheels through a transmission or e-drive system. Through our powertrain business, we offer customers a range of efficient dual-clutch transmissions (“DCTs”), including traditional DCTs for vehicles with an Internal Combustion Engine (“ICE”), hybrid DCTs featuring an integrated electric motor for start/stop or plug-in hybrid applications and dedicated hybrid transmissions used in applications with an electric motor. Additionally, we offer e-drive systems for fully electrified powertrains.

•  Pure EVs: Pure EVs share many components with vehicles powered by an ICE. At the same time, there are many elements which are new or which need to be engineered differently for EVs. Multiple Magna Operating Groups are pursuing opportunities related to pure EVs, including:

•  e-Drive systems, as discussed above.

•  Lightweight seat structures optimized to accommodate EV chassis.

•  Battery enclosures.

•  EV complete vehicle engineering, including integration, validation and testing, as well as assembly.

•  Active Aerodynamics: Redirecting airflow to reduce air drag on vehicles assists in reducing fuel consumption and thus CO2 emissions. Magna offers a growing range of active aerodynamics innovations, including active grille shutters, active air dams, active front deflectors, active liftgate spoilers and active tailgate, as well as underbody panels.

•  Innovative, Lightweight, Energy-efficient Lighting: OEMs continue to seek innovative forward and rear-lighting solutions that allow increased styling flexibility, reduced weight compared to traditional lighting systems and energy efficiency. We continue to grow our lighting business – organically, as well as through joint ventures and acquisitions.

Incorporating Full Breadth of Magna Capabilities into New Mobility Solutions

New mobility solutions involve the convergence of electrification and vehicle autonomy trends. Over the medium- to long-term, new mobility solutions are expected to be lightweight zero/low emission (“ZLEV”) vehicles with leading-edge ADAS features. We possess broad capabilities to support new mobility, including through:

•  Magna’s Powertrain and Complete Vehicles Operating Groups, which have significant expertise in alternative energy propulsion and storage systems, respectively;

•  electronics/ADAS features;

•  our complete EV engineering, integration and testing capabilities;

•  our ability to offer new mobility OEM customers such as Fisker an EV platform, electrical/electronic architecture, complete vehicle engineering and manufacturing, as well as a complete ADAS system and other products; and

•  our ability to offer customers a versatile test environment for highly automated vehicles, including the entire test “chain” from virtual simulation to test rigs to trial runs on public roads.

New mobility solutions may enable us to take advantage of our complete systems knowledge and draw-in expertise from across our entire product range, including:

Body Exteriors & Structures:

•	chassis architectures requiring leading-edge materials know-how;

•	battery frames/enclosures for EVs and hybrid-EVs;

•	lightweight thermoplastic body panels and liftgates; and

•	seamless sensor integration into the vehicle body.

A-7      Annual Information Form

Power & Vision Systems:

•	highly integrated e-drive systems; and

•	full suite of sensing technologies, together with domain controllers.

Seating Systems:

•	reconfigurable seating solutions that address automated, connected, electric and shared vehicle solutions.

Complete Vehicles:

•	non-OEM branded (“white-label”) vehicles, engineered and assembled by Magna.

For a complete discussion of our product portfolio, including the ways in which it addresses these areas, see “Section 6 – Description of the Business” in our AIF.

2.3	Markets

The transition to a lower-carbon economy has provided, and is expected to continue to provide, opportunities to enter new product and service markets. Some recent new products developed to take advantage of opportunities from such transition include:

EtelligentReach™
EtelligentReach™ advances eMobility, with its innovative electric all-wheel drive system based on our latest generation of eDrive technologies. Advancements in eDrive technology result in ‘Best-in-Class’ efficiency, dynamics, safety, and convenience, and when combined with Magna’s intelligent operating strategy and full-vehicle expertise in areas such as active aero and lightweighting, it achieves an astounding 145 km increase in range while delivering improved driving dynamics.
EtelligentEco™
The EtelligentEco™ is an efficient plug-in hybrid EV system, with an intelligent connected powertrain that can reduce greenhouse gas by up to 38% in real world daily driving. This powertrain solution combines a new dedicated hybrid transmission with a predictive operating strategy, cloud connectivity, ADAS, Smart Cruise Control and Eco Routing. Due to its 120 kW e-motor, the EtelligentEco is able to combine high efficiency with and class-leading driving performance in all-electric mode.
eBeam™
eBeam™ allows automakers to electrify existing pickup truck and light commercial vehicle platforms without compromising utility, towing or payload. Its innovative design allows eBeam to easily replace traditional beam axles, reusing existing suspension, chassis, and brake systems. The result is a truck that can perform like a traditional truck but with a greener, sustainable electric drivetrain. This technology works with Magna’s next-gen eDrive systems and software enhancements to provide a complete electric truck architecture.
Battery Enclosure
Magna has developed a battery enclosure that contributes to the structural and safety aspects of a vehicle’s frame and protects high-voltage batteries from damage and water. Production on the battery enclosure, which will be featured on GM’s new Hummer EV, will begin in early 2022. Magna has the ability to produce the battery enclosures in steel, aluminum, and multi-material configurations, including lightweight composites, to meet the individual needs of its customers.

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2.4	Resource Efficiency

2.4.1	Energy

Our aggregate global energy spend in 2020 amounted to approximately $361 million broken down by type as follows:

•	Electricity – $314 million

•	Natural Gas – $40 million

•	Other fuels (Propane; Liquid Petrol; Diesel) – $7 million

As part of our sustainability and operational efficiency efforts, we are focused on optimizing energy use, which may result in savings in overall energy costs. However, as we continue to forecast growth in Sales and number of facilities over the medium-term, we anticipate that our aggregate energy consumption may increase. Accordingly, we are focused on becoming more energy efficient (measured by energy consumption relative to Sales) so that, at minimum, our rate of increase in energy consumption slows. In connection with our efforts to promote energy efficiency, we have developed energy reduction targets for each of our Operating Groups, which aggregate to approximately 2% of our annual energy purchase. The energy reduction target is an interim measure pending determination of emissions reduction targets that are aligned with climate-science principles.

Approximately 80% of our Divisions have active energy teams pursuing energy efficiency measures in their respective Divisions. These teams are supported at the corporate level by a Global Energy Management Team which helps identify and promote energy reduction initiatives, including through: training courses designed to promote strategies for reduced energy use; regional benchmarking sessions; regular communication through newsletters; an internal energy savings collaboration site; and best practice sharing.

Some of the incremental changes made by our Divisions to their facilities and processes to reduce our energy consumption and improve energy efficiency include:

•	Installation of LED lighting;

•	Equipment start-up/shut-down/idling procedures to achieve energy-savings during production downtimes;

•	Compressed air leak identification and repair initiatives;

•	Use of ceiling fans to blend air temperatures evenly within our operations;

•	Computer-controlled utility and HVAC systems to allow for improved performance and energy reduction;

•	Installation of energy metering and monitoring systems;

•	Door and dock seal repairs to reduce heat loss;

•	High efficiency chiller and compressor upgrades;

•	Integration of air economizers and heat recovery units into HVAC systems;

•	Software-managed and occupancy-sensor-controlled lighting and energy efficient lighting retrofits;

•	Use of solar panels at certain facilities;

•	Recovery of waste heat from certain processes for use in other areas;

•	Installation of variable frequency drives on motors and pumps; and

•	Participation in energy savings and incentives programs offered by utilities providers in some jurisdictions in which we operate.

Our efforts to reduce energy consumption and operate facilities on a more energy efficient basis forms part of our formal MAFACT system – the primary operational assessment audit tool used to support our World Class Manufacturing initiative. The MAFACT system establishes World Class standards for achieving operational efficiencies, identifies benchmarks and promotes best practice sharing among Divisions in Magna. The integration of energy management elements into a core operational assessment tool such as MAFACT is intended to reinforce the importance of energy management throughout the organization and help realize potential cost savings.

We are developing a renewable energy strategy as part of our broader Sustainability strategy. In 2020, 100% of our energy purchase in Austria was from renewable energy sources and evidenced by renewable energy certificates (“RECs”). Based on availability, pricing and other considerations, we are targeting a phased-approach to adoption of renewable energy in other markets, with a focus on Europe first, followed by the U.S., China and other markets. In the near – and medium-terms, adoption of renewable energy may increase our energy costs, but we are working to offset the impact of such increases through energy use reductions. While we have a few examples of renewable energy self-generation at certain of our facilities, self-generation is not a significant opportunity for us primarily since the vast majority of our facilities are leased.

2.4.2	Water

We have implemented a 1.5% per year water reduction target, with the aim of reducing water use 15% by 2030, in each case referencing 2019 as the baseline year. While we are not a significant water user, achievement of water reductions would be expected to result in cost savings, potentially by offsetting (in whole or in part) any increase in the rates charged by applicable water utilities. Overall, we do not anticipate that any savings will be material.

A-9      Annual Information Form

2.4.3	Waste

We have also implemented a zero waste to landfill (“ZWTL”) target, with the aim of eliminating landfill-bound waste by 2022. Waste sent to landfill bears both an economic cost borne by us and an environmental cost borne by society as a whole. Although achievement of our ZWTL target will help reduce or eliminate the economic cost, we do not anticipate any such savings will be material.

2.5	Resilience

The automotive industry as a whole is investing in innovations aimed at adapting mobility products and service solutions to a lower carbon economy. The risk mitigation factors below in “Section 3 – Climate-Related Risks and Risk Mitigation” and initiatives to realize opportunities discussed in this Section of the Sustainability Report, together with factors addressed in “Section 4 – Our Business & Strategy” of our AIF, are expected to promote our ability to adapt and succeed in a lower carbon economy.

3.	Climate-Related Risks and Risk Mitigation

Magna maintains both top-down and bottom-up processes for identifying and assessing sustainability-related risks within the governance structure described in “Section 1 – Sustainability Governance at Magna” of this Sustainability Report. In order to fully understand the risks set out below, you should also carefully consider the risk factors set out in “Section 5 – Risk Factors” in our AIF.

3.1	Transition Risks and Risk Mitigation

3.1.1	Regulatory Policy Actions

Applicable near-term policy actions related to climate change generally fall into one of the following categories, both of which may have an indirect effect on Magna:

•

Average Fleet Emissions or Fuel Efficiency Regulations: governments in key auto producing regions have set challenging average vehicle fleet emissions or fuel efficiency targets which OEMs must meet. Examples include strict CO2 emissions targets for new vehicles, such as in the E.U., as well as CO2 and particulate emissions regulations in China. A recent executive order from the new U.S. administration places climate considerations as an essential element of U.S. policy, which could result in new emissions or fuel efficiency regulations in the U.S.

E.U. regulations generally require OEMs to achieve E.U. fleet-wide average emissions of 95g CO2/km by 2021, which corresponds to 4.1 litres/100 km of gas or 3.6 litres/100 km of diesel. Vehicle manufacturers with an average fleet economy in excess of the target must pay an excess emissions penalty for each vehicle registered within the E.U. commencing in 2021. The 2021 average emissions level forms the baseline for a further 15% fleet-wide average emissions reduction from 2025 onwards; and 37.5% from 2030 onwards. Penalties levied on non-compliant OEMs may be passed on to vehicle-buying consumers, which could impact demand for such vehicles and thus demand for Magna products supplied for such programs. Additionally, E.U. regulations contain incentives aimed at promoting the development of zero and low emissions vehicles (“ZLEVs”). The CO2 emissions targets applying to any particular OEM will be relaxed if its share of ZLEVs registered within the E.U. in any year exceeds 15% from 2025 onwards, and 35% from 2030 onwards.

In China, the implementation of the stringent China VI emissions regulations commencing July 1, 2020, has affected consumer demand for vehicles, or powertrain options for vehicles, which will not meet the new emissions standard. For example, in 2019, one of our equity-accounted joint ventures in China experienced a significant drop in demand for one transmission model supplied to a Chinese OEM. One of the factors underlying the drop in demand was the fact that the transmission would not have met the China VI standard, had it been in effect at that time.

The tightening emissions standards in the European Union and China are intended to promote the transition to ZLEVs. OEMs have been spending significant sums in R&D in order to meet the higher regulatory standards. Although production of ZLEVs is accelerating due to regulatory requirements, risks exist with respect to factors such as consumer acceptance of such vehicles and supply of critical materials needed for EV battery production.

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Vehicle Restrictions in Congested Urban Centres: municipal governments in a number of cities around the world have introduced restrictions on personal-use vehicles in congested urban centres, in an effort to reduce CO2 emissions and improve urban air quality. Examples of the types of restrictions include: car-free zones; toll charges; and use restrictions by license plate. Continued expansion of such initiatives could reduce the demand for personal-use vehicles, which could affect our profitability. As a result of measurable air quality improvements in many cities during COVID-19-related mandatory stay at home orders, an expansion of restrictions on personal-use vehicles in urban centres is likely.

We attempt to mitigate applicable policy risks relating to climate change-related regulation in a number of ways, including:

•	monitoring and evaluating global regulatory developments;

•	early-stage interaction with our OEM customers to understand their product priorities and regulatory compliance requirements;

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•	in-house R&D, combined with investment strategies in technological start-ups; and

•	strategic planning processes at both Operating Group and Corporate levels, including Board oversight of strategic plans.

In terms of direct policy actions affecting our operations, we anticipate continued strengthening of environmental regulations related to discharge of pollutants to air, water and ground. We currently face strict environmental regulations in the countries where we operate and have developed a global environmental management program in order to comply with or exceed regulatory standards. Our environmental management program is regularly updated to address changing environmental laws and regulations. Refer to “Section 4.1 – Environmental Stewardship” in this Sustainability Report for a description of the program.

In considering the potential impact of the above or other climate-related policy actions, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

•	Regional Volume Declines

•	Consumer Take Rate Shifts

•	Impairments

•	Changes in Laws

•	Market Shifts

•	Customer Purchase Orders

•	Customer Pricing Pressure

•	Environmental Compliance

Over the medium-to long-term, carbon pricing initiatives may present a risk to our profitability. According to the World Bank, in 2020 there were 64 carbon pricing initiatives implemented or scheduled for implementation in 46 countries and 35 sub-national jurisdictions, which would cover emissions representing 22.3% of global GHG emissions. We are pursuing energy reduction measures and developing carbon neutrality strategies for our manufacturing facilities. However, over the medium- to long-term, carbon pricing initiatives could affect our profitability to the extent we are unable to implement cost-saving or energy reduction measures within a timeframe and/or at a cost which enables us to offset or avoid the cost of carbon pricing initiatives.

3.1.2	Customer-Driven Policy Actions

A number of our OEM customers have set carbon-neutrality targets and are challenging Tier 1 suppliers like us to adopt carbon neutrality objectives that support the OEMs’ own goals. In some cases, we are expected to quote the supply of future programs based on 100% renewable energy use for production. Although we are developing our own renewable energy objectives and carbon-neutrality strategy and expect to meet or exceed our customers’ expectations, the inability to do so within the timeframes expected could result in the loss of some future business.

3.1.3	Climate-Related Litigation

We do not currently believe that climate-change related litigation represents a significant legal risk for us. However, if OEMs are adversely impacted by climate-change litigation, there is a possibility that Tier 1 automotive suppliers like Magna could face additional pricing pressure. Readers are encouraged to review the “Customer Pricing Pressure” risk factor in “Section 5 – Risk Factors” in our AIF.

3.1.4	Technology

Investments in automotive technologies that support the transition to ZLEVs can be significant, particularly in product areas such as battery systems for hybrid and EVs. While our product strategy does not currently include battery systems or other components which generate or store energy for ZLEVs, we were recently awarded our first battery enclosure program and currently offer a range of electrified drivetrain products, hybrid dual-clutch transmissions (“HDTs”), dedicated hybrid transmissions (“DHTs”), as well as complete electric-drive (“e-Drive”) systems. We have also expanded our product offering into other areas relevant to ZLEVs, - for example, in conjunction with a joint venture partner, we can offer customers a complete EV platform. Our R&D spending for electrification solutions has been significant over the last few years and could continue to be in coming years as electrification-related technologies continue to evolve. Additionally, our OEM customers are making significant investments in the development of ZLEVs, which is impacting their profitability and could lead to increased pricing pressure on us.

As ZLEVs increase their proportion of the overall vehicle market over the medium – to long-term, we expect our sales of manual transmission and traditional DCTs to decline, and sales of HDTs, DHTs and e-Drive systems to increase. However, the increasing adoption of electrified drivetrain solutions adversely impacts our AWD and 4WD businesses over the long-term, since it is possible to achieve AWD through the use of electric motors in hybrid or fully-electrified drivetrains. However, OEM product plans show mechanical AWD and 4WD programs extending out for approximately the next decade. We seek to offset displacement of mechanical AWD and 4WD systems through increased sales of electrified product offerings such as e-Drive systems.

Overall, we believe that the range of products we offer our OEM customers provides us with a competitive advantage and an effective hedge against the market uncertainties associated with the transition to ZLEVs. For example, the substantial majority of our products remain relevant to ZLEVs. In the case of drivetrain products, we view the know-how gained from our mechanical drivetrain expertise as being critical to our ability to deliver innovative electrified solutions that meet our customers’ needs. In addition to continuing to offer a range of mechanical and electrified drivetrain products, we aim to mitigate technology transition risks through:

•	early-stage interaction with our OEM customers to understand their product priorities and regulatory compliance requirements;

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•	in-house R&D, combined with investment strategies in technological start-ups; and

•	strategic planning processes at both Operating Group and Corporate levels, including Board oversight of strategic plans.

In considering the potential impact of the above or other climate-related policy actions, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

•	Intense Competition

•	Consumer “Take Rate” Shifts

•	Emergence of potentially-disruptive EV OEMs

•	Customer Purchase Orders

•	Restructuring Costs

•	Technology and Innovation
•	Changes in Laws

•	Market Shifts

•	Dependence on Outsourcing

•	Impairments

•	Customer Pricing Pressure

•	Investments in Technology Companies

3.1.5	Market

Some of the risks impacting the market for our products in the transition to a lower carbon economy are described above under “Section 3.1.1 – Regulatory Policy Actions” and “Section 3.1.4 – Technology”. Additionally, there are potential risks to the demand for personal mobility vehicles, and thus for our products, from technology-driven shared mobility solutions such as ride hailing and ride sharing. To date, such shared mobility solutions have not had a material impact on the demand for new vehicles and no such adverse effect is expected in the near- to medium-term. In any event, our own strategy related to new mobility seeks to mitigate risks to our business and realize opportunities based on the breadth of capabilities we can offer new mobility customers.

Additionally, in order to enhance our understanding of potential shifts in consumer behavior, we conduct our own analysis of various factors that are expected to drive future personal and shared mobility trends, including through:

•	monitoring and analysis of social, digital, demographic, regulatory, industry and other trends which may create demand for and drive development of new automotive and mobility technologies;

•	review of academic research;

•	collection and screening of ideas submitted through innovation programs; and

•	early-stage interaction with our OEM customers and new mobility market entrants to understand their product priorities.

We do not currently anticipate long-term supply constraints on key commodities required by us in our business, including steel, aluminum or resin. However, production processes for steel and aluminum are carbon intensive, with relatively scarce supply of low-carbon alternatives. As the entire industry’s carbon-neutrality efforts increase, the price of low-carbon steel and aluminum may increase in the near- and medium-terms until the supply of low-carbon product is sufficient to meet growing demand. In the near- and medium-term, the increasing production of ZLEVs may also strain supplies of the rare earth minerals required for vehicle battery systems, which we do not supply. However, such supply constraints could help spur the development of alternative battery technologies or low carbon fuels and/or promote technological breakthroughs that could facilitate market penetration of hydrogen fuel cell or other technologies. We intend to continue developing and offering solutions such as e-Drive systems which are neutral as to electric power source (battery or hydrogen fuel cell stack) in order to mitigate potential risks related to supply constraints of rare earth minerals or other commodities needed for current ZLEV power source technologies.

In considering the potential impact of market risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

•	Intense Competition

•	Consumer “Take Rate” Shifts

•	Supply Disruptions

•	Quote/Pricing Assumptions

•	Commodity Price Volatility
•	Technology and Innovation

•	Market Shifts

•	Dependence on Outsourcing

•	Customer Pricing Pressure

•	Investments in Technology Companies

3.1.6	Reputation

While passenger vehicles are contributors to climate change, we do not believe that the automotive industry as a whole carries a negative reputation. OEMs and Tier 1 Suppliers have been proactively adapting to climate change and transitioning to a lower carbon economy, as evidenced by the significant spending on R&D and technological innovation to reduce CO2 emissions, particularly through electrification and powertrain efficiency. At the same time, particular OEMs may be viewed as more or less sustainable based on their sustainability strategies and commitment to transitioning to a lower-carbon economy. Equally, particular vehicle models or even entire vehicle segments may be perceived to be more or less sustainable. As a supplier of a broad range of systems to the major North American and European OEMs, as well as a number of the Chinese OEMs, we do not anticipate any consequences to our reputation by virtue of the fact that we may supply to any particular OEM, vehicle or vehicle segment. In any event, we believe that our R&D and technological innovation, which is focused on lightweighting, improved fuel economy and lower emissions, together with our sustainability strategy serve to mitigate potential reputational risks.

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3.2	Physical Risks and Risk Mitigation

3.2.1	Acute

Climate change is associated with increased frequency and severity of extreme weather events. Such events could significantly disrupt supply chains and/or cause significant damage to our or our sub-suppliers’ facilities. While the potential for property damage and business interruption would be a concern in such an acute climate event, our primary concern would be for the safety and well-being of our employees.

Extreme climate events could disrupt supply chains for the entire industry over the near-, medium- and long-term. For example, a rare and extreme storm impacted the U.S. state of Texas in February 2021 disrupting oil production and thus supplies of resins and materials required for automotive seating. Such events can cause shortages of critical materials, which in turn drives prices higher. Efforts to mitigate the impact of such events often result in higher near-term costs until disruption of the affected material has been resolved, due to factors such as premium freight costs for substitute materials. As the frequency of such events increases, we may be forced to maintain higher inventories of various materials and components required for production, to minimize potential disruptions.

We maintain a global property risk control program to support our efforts to mitigate risks to our employees’ safety, physical property risks and potential for business interruption due to extreme weather events, including hurricanes, tornadoes, flooding and earthquakes. The program, which includes risk engineering with support from a third party property risk engineering consulting firm, includes the following elements to promote the physical resiliency of our facilities and minimize the risk of disruption to our operations: pre-screening of facility site selection; acquisition risk assessments; periodic facility inspections; facility construction design review and recommendations; and training and education. In certain circumstances, the program extends the risk assessment to our direct suppliers by identifying and evaluating potential exposures to our direct supply chain (including natural hazards) which could disrupt business operations. Where such supply chain exposures are identified, a more detailed assessment may be performed to better understand the supply chain risk, including further on-site assessment, where practicable.

In considering the potential impact of market risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

•	Supply Disruptions

•	Legal and Regulatory Proceedings

•	Climate Change Risks

An extreme weather event that damages any of our manufacturing Divisions and results in injuries or fatalities among employees at such Division could have a material adverse effect on our reputation and could result in legal claims being brought against us.

Climate change considerations may impact the availability of and premiums for insurance coverage in general, and in particular, for properties in high-risk locations. Additionally, we may need to self-insure a higher level of risk, which could result in a material adverse effect on profitability in the event of an extreme weather event which causes significant or catastrophic damage to one or more of our facilities.

3.2.2	Chronic

As part of our property risk control program, we have retained an advisor to map our global footprint against identified earthquake zones, wind exposed/hurricane zones and flood exposed zones in order to assist us with footprint planning, as well as our understanding of, and efforts to address, potential risks associated with such types of natural catastrophes. This footprint mapping exercise provides the following conclusions:

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Property Risk Concentrations: There are twelve geographic regions (in Austria, Canada, Czech Republic, Germany, Italy, Mexico and the U.S.) in which we have concentrations of property/asset risk, meaning multiple locations within a 35 km radius, and comprising 50.3% of the total insured value (“TIV”) under our property risk program. All of the regions of concentrated property/asset value are considered to be “Low” seismic hazard zones and are not exposed to tropical cyclones.

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Seismic Zones: We have operations in Turkey, Japan, Italy, U.S., Romania, China and Mexico comprising 3.3% of the TIV under our property risk program, which are located in regions of “Moderately High” or greater seismic hazard. None of our operations are in regions where the seismic hazard is considered “Extreme”.

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Tropical Cyclone Zones: Operations in certain parts of Mexico, Japan, China, India, Korea and the U.S. comprising 7.0% of the TIV under our property risk program are located in hurricane risk Zone 1 to Zone 5, as per Munich Re’s Natural Hazards Assessment Network (NATHAN) categorization. TIV by Tropical Cyclone Zones are as follows:

Munich Re (NATHAN) Tropical Cyclone Zone	Proportion of TIV
Zone 5: > 300 km/h	NIL
Zone 4: 252-300 km/h	<0.01%
Zone 3: 213-251 km/h	0.48%
Zone 2: 185-212 km/h	1.28%
Zone 1: 142-184 km/h	5.23%
Zone 0: 76-141 km/h	12.45%
No hazard	80.57%

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Flood Zones: Flood risk is typically categorized as 50-year, 100-year, 200-year and 500-year flood risks. Definitions of these categories based on Swiss Re’s CatNet Global Flood Zone (GFZ) categorization and the proportion by TIV of our facilities that fall within a five kilometre radius for each category are as follows:

Category	Flood Probability	Proportion of TIV within 5 km Radius
50 year	1 in 50 (2%) chance of occurring in a year	0.01%
100 year	1 in 100 (1%) chance of occurring in a year	0.38%
200 year	1 in 200 (0.5%) chance of occurring in a year	<0.01%
500 year	1 in 500 (0.2%) chance of occurring in a year	1.8%

Climate change is associated with a rise in sea levels, which places properties located within a five kilometre radius of the current coastline at risk of coastal flooding. A total of 13 of our Divisions are located five kilometres or closer to a coastline and thus may be at higher risk from the effects of climate-change related sea rise:

No. of Divisions	Location(s)	Body of Water
2	Michigan, U.S.	Lake Michigan
1	Ohio, U.S.	Lake Erie
1	Ontario, Canada	Lake Ontario
1	Liverpool, U.K.	River Mersey
1	Bordeaux, France	Garonne River
1	Livorno, Italy	Ligurian Sea
1	Bari, Italy	Adriatic Sea
1	Barcelona, Spain	Balearic Sea
1	Golcuk Izmit, Turkey	Lake Sapanca
1	Tangier, Morocco	Atlantic Ocean
1	Hangzhou, China	East China Sea
1	Taizhou, China	East China Sea

In considering the potential impact of market risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF:

•	Supply Disruptions

•	Climate Change Risks

Water scarcity is a chronic condition in a number of regions of the world, and it is expected to be amplified due to the effects of climate change. Some of our manufacturing Divisions, particularly in Mexico are located in water scarce regions. We seek to mitigate the impact of water scarcity through water reduction and re-use activities, including the use of treated wastewater for irrigation of green areas on site.

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4.	Non-Climate Elements of Sustainability

4.1	Environmental Stewardship

250+ FACILITIES ISO 14001 CERTIFIED 37 FACILITIES ISO 50001 CERTIFIED

Magna strives to be an industry leader in health, safety and environmental practices in all operations through technological innovation and process efficiencies to minimize the impact of our operations on the environment and to provide safe and healthful working conditions. In furtherance of this objective, Magna’s Health, Safety and Environmental Policy (“HSE Policy”) commits to, among other things:

•  complying with, and exceeding where reasonably possible, all applicable health, safety and environmental laws, regulations and conforming with our internal standards based on generally accepted environmental practices and industry codes of practice;

•  regularly evaluating and monitoring past and present business activities impacting on health, safety and environmental matters;

•  improving the efficient use of natural resources, including energy and water;

•  minimizing waste streams and emissions;

•  implementing environmental sustainability targets as defined in the Magna Environmental Principles;

•  utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;

•	ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with a goal of continuous improvement in health, safety and environmental matters; and
•	reporting to the Board at least annually.

The full text of the HSE Policy is located on Magna’s website (www.magna.com).

4.1.1	Environmental Compliance

Magna is subject to a wide range of environmental laws and regulations relating to emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. Magna maintains a global environmental program which consists of both internal and third party audits and inspections of our facilities for compliance with local regulations, internal corporate environmental requirements and industry best practices as detailed below:

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General environmental awareness training is provided to employees by Division management as well as Magna’s Environmental Department as part of ISO 14001 certification compliance. In addition, Magna’s Environmental Department holds regular conferences for representatives of our manufacturing facilities in order to:

•	reinforce Magna’s commitment to environmental responsibility;
•	communicate changes in local and regional regulations; and
•	share best practices with respect to environmental protection, compliance and sustainability initiatives.

4.1.2	Hazardous Waste and Industrial Emissions

We operate a number of manufacturing facilities that use environmentally-sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable governmental standards for management of hazardous waste and industrial emissions. Occasionally our operations may receive a notice of violation or similar communication from local regulators during routine reviews. We have in the past and will continue in the future to address any such notices promptly. Based on our preliminary data, approximately 4.9% of the aggregate waste generated by Magna in 2020 was hazardous. We attempt to reduce the amount of hazardous waste that ends up in secure landfills through: recycling, reuse or energy recovery initiatives. Approximately 84% of the hazardous waste generated by Magna in 2020 was diverted from secure landfills through such initiatives.

4.2	Fairness and Concern for Employees

4.2.1   Our Commitment to Magna Employees

We are committed to an operating philosophy based on fairness and concern for people. This philosophy is part of our “Fair Enterprise” culture in which employees and management share in the responsibility of ensuring our company’s success. Our Employee’s Charter, a foundational document in our business, sets out this philosophy through the following principles:

•  Job Security – Being competitive by making a better product for a better price is the best way to enhance job security. We are committed to working together with our employees to help protect their job security, including through job counselling, training and employee assistance programs;

•  A Safe and Healthful Workplace – We strive to provide our employees with a working environment that is safe and healthful;

•  Fair Treatment – We offer equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism;

•  Competitive Wages and Benefits – We provide our employees with information which enables them to compare their total compensation, including wages and benefits, with those earned by employees of direct competitors and local companies with which an employee’s Division competes for labour. If total compensation is not competitive, it will be adjusted;

•  Employee Equity and Profit Participation – We believe that our employees should share in the financial success of the company. Accordingly, a portion of profits are shared among participating employees in eligible divisions in the form of cash and/or Magna equity, helping to create an ‘owner’s mindset’ among employees and aligning them with shareholders;

•  Communication and Information – Through regular monthly meetings between management and employees, continuous improvement meetings and through various publications and videos, we keep our employees informed about company and industry developments. We also conduct regular employee opinion surveys to help facilitate employee engagement and to receive valuable feedback from employees to help drive continuous improvement; and

•  Magna Hotline – Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to contact our confidential and anonymous (except where local law requires disclosure of a reporter’s identity) employee hotline to register their complaint (“Magna Hotline”). We are committed to investigating and resolving all concerns or complaints received through the Magna Hotline and must report the outcome of all HR-related submissions to our Global Human Resources Department. As part of the Magna Hotline, we also maintain a confidential and anonymous whistle-blower hotline for employees and other stakeholders that is overseen by our Audit Committee. See Section 4.5 – “Corporate Ethics and Compliance” below for further details.

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We also maintain a Global Labour Standards Policy, which codifies our existing practices consistent with our Fair Enterprise culture. This Policy provides a framework for our commitment to fundamental human rights and international standards that help support positive labour relations. In particular, the Global Labour Standards Policy sets out key commitments with regard to:

•	maintaining respectful work environments where our employees feel safe and welcome, with opportunities for personal and professional growth;

•	promoting the importance of diversity, inclusion and respect for one another, regardless of personal differences;

•	not tolerating harassment of any kind, including physical, sexual, psychological or verbal abuse;

•

ensuring employees do not face discrimination in accordance with the protections afforded by applicable law, including discrimination based on race, nationality or social origin, colour, sex, religion, gender identity, disability or sexual orientation;

•	condemning child labour;

•	rejecting forced or compulsory labour;

•	maintaining safe and healthy workplaces; and

•	providing employees with appropriate rest and leisure time.

We publish a Slavery and Human Trafficking Statement setting out the steps Magna has taken to address the risk of slavery and human trafficking in our operations and supply chain. The statement can be found in the “Financial Reports & Public Filings” section of our website, at www.magna.com.

4.2.2	Actions to Protect Employee Economic Well-Being in response to COVID-19

Despite inevitable temporary layoffs of employees in light of the suspension of production during the first half of 2020, we took a number of steps to minimize the impact felt by our employees, including:

•	maintaining employee benefits coverages through the temporary layoff period;

•	maximizing the number of days at full compensation during the layoff period through utilization of vacation days, where possible;

•	providing on-site rapid COVID testing; and

•	providing regular communication to employees, including with respect to company programs to support their physical and mental health needs.

We also engaged emergency government support programs primarily for employees to maintain compensation levels and/or benefits for a certain period, where applicable. The countries in which Magna engaged such programs included Canada, the United States, the United Kingdom, Germany, Austria and China. These programs allowed participating employees to remain on our payroll while inactive or furloughed due to mandatory stay at home orders, with Magna receiving full or partial reimbursement for such inactive labour. Our participation in the foregoing government support programs enabled employees to maximize their income and benefits during layoff or furlough periods, while at the same time avoiding the administrative burden of applying for, and the potential lag in receiving, government unemployment support.

4.2.3	Collective Rights

We are committed to providing workplace environments that promote the dignified, ethical and respectful treatment of our employees, as reflected in the standards contained in our Global Labour Standards Policy and our Code of Conduct and Ethics (“Code”).

Our Global Labour Standards Policy articulates our respect for employees’ right to associate freely and to choose for themselves whether or not they wish to be represented by a third party in accordance with local laws. Employees at: four of our Canadian Divisions are covered by collective agreements between Magna and Unifor; seven of our Divisions in the United States are represented by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW); a number of our Divisions in China, India, Mexico and the United Kingdom are currently covered by collective bargaining agreements with various unions in these jurisdictions; and employees in a number of our Divisions across continental Europe are covered by national industry-wide tariff agreements relating to compensation and employment conditions and are also members of in-house employee associations, works councils and/or trade unions.

4.2.4	Fairness Committees and Employee Advocates

As a further example of our Employee’s Charter principle of fair treatment, we maintain Fairness Committees in many of our North American and European manufacturing facilities, as well as at various manufacturing facilities in India and China. These Fairness Committees enable employees at such facilities to have many of their concerns resolved by a peer review committee comprised of both management and fellow employees. Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to help ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Global Labour Standards Policy and Operational Principles.

4.2.5	Leadership Development / Talent Management

We have implemented, and continue to enhance, our Leadership Development System to help identify, train and develop future leaders with the skills and expertise needed to manage a complex, global business. We have also based our talent management strategy on our current

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business objectives and strategy and our understanding of the transformation taking place in the automotive industry. Given that an effective workforce will increasingly be required to be lean and digitally adept, we are focused on building such a workforce through attraction and recruitment, professional development, succession planning, promoting diversity and inclusion and preservation of our fair enterprise culture.

4.3	Diversity and Inclusion in our Workplaces

4.3.1	Inclusive Workplaces

Our employees are critical stakeholders in our business. We believe the principle of Fair Treatment, outlined in our Employee’s Charter – one which we reinforce through employee meetings, training and communications – has been a key element in fostering an inclusive workplace at Magna. Any employee who feels that we are not living up to the principles of the Charter can seek redress through the Magna Hotline.

We seek to abide by all applicable labour and employment laws, including those prohibiting discrimination and harassment and those providing for the reasonable accommodation of differences. We are committed to providing equal employment and career advancement opportunities, without discrimination based on sex, race, ethnic background, religion, disability or any other personal characteristic protected by law. This is addressed in our Code documentation and training, which all Magna employees must complete.

We continue to roll out facilitated workshops to all leadership levels to better equip leaders with tools and resources to drive inclusive behaviour. We also initiated “listening sessions” to understand racial barriers and issues faced by diverse employees. Our Executive Management continues to reinforce the importance of an inclusive and diverse organization, reviews the identified strategic pillars for success with the Chairs of our Diversity and Inclusion (DI) Council, and provides periodic updates to the Board of directors about how the company is progressing the D&I strategy.

4.3.2	Promoting Diversity and Inclusion

We promote and embed diversity through our talent attraction and management processes. We continue to enhance our capabilities by working with diversity and inclusion thought leaders, associations and non-profit organizations dedicated to the advancement of women, racial minorities and employees of diverse backgrounds; promotion of inclusive work cultures; as well as strategies and actions to address the needs of a diverse workforce. These partnerships also help us to benchmark our activities and progress, as well as provide insight into best practices and emerging topics for our D&I agenda. Recognizing the importance of improving gender diversity within key technical career streams and to support the development of the next generation of the talent in science, technology, engineering and mathematics (STEM), we have formed strategic partnerships with a number of organizations that promote gender diversity in technical career streams. Our current strategic partnerships include: Build a Dream; Centre for Automotive Diversity, Inclusion & Advancement (CADIA); Catalyst; Engineers Canada; FIRST Robotics – Girls in STEM; Gartner, Inc.; her Career; Institute of Electrical and Electronic Engineers (IEEE); Inforum; KnowledgeStart; Ontario Society of Professional Engineers; Society of Automotive Engineers (SAE) International; The Art of Leadership for Women; The Knowledge Society; Women in Automotive; Women in Manufacturing; and Women’s Executive Network (WXN).

We also participate in various automotive advisory groups to ensure the focus on Diversity and Inclusion in the industry remains strong. We are continuing to progress our agenda to increase the number of women in Magna. On a global basis, approximately 26% of the employees in our wholly-owned operations are women. A total of approximately 3,600 employees in our wholly-owned operations occupy critical roles with 550 of such employees, or 15%, being women. Underrepresentation of women in our workforce is most pronounced in engineering, IT, operations and product engineering career streams, which is a consistent trend throughout the automotive industry. We recognize that there are improvements to be made and we are pursuing strategies to accelerate the progression of women, in director and managerial level roles, and in our most critical operational and technical roles, where there is the greatest level of underrepresentation.

Our 2020 succession planning process included approximately 5,000 positions of which approximately 1,500 were critical roles. We continue to identify high-potential, diverse talent candidates and implement accelerated development plans to support their progression to advanced roles. During talent and succession discussions, there is an increased level of focus on the number of women and diverse candidates nominated into each of our succession pools.

In addition, the Board as a whole continues to advocate for improved gender and other diversity in leadership and other critical roles, as well as STEM career streams. The female directors of the Board, currently representing one third of our Board of Directors, have also sought opportunities to mentor and share their experiences with the company’s high-performing female employees. Recognizing the important example set by the Board with respect to its own composition, the Board has adopted a Board Diversity Policy (located in the Board Charter) which targets gender parity defined as a gender balance of 40-60% (either way), assessed over a three-year time period.

4.4	Occupational Health and Safety

4.4.1	Actions to Protect Employee Health and Safety in Response to COVID-19

Early in 2020, we developed and implemented COVID-19 protocols, assessment tools and guidance documents to support our objective of responsibly managing the health and safety of our employees. Our current best understanding regarding management of COVID-related health risks to our employees is reflected in our dynamic “Smart Start Playbook”, a guide which includes a streamlined set of checklists and practical recommendations based on guidelines from the Centers for Disease Control and Prevention, as well as the World Health Organization. Our medical and health and safety staff continue to comply with applicable legal requirements and coordinate with public health authorities, as well as the medical directors of our OEM customers. Lessons learned, insights gained and best practices developed throughout 2020 continue to assist us in preparing for the current and future phases of the pandemic.

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In addition to the protocols in the Smart Start Playbook, another significant element of our approach to protecting employee health and safety throughout the pandemic has involved workplace modifications and personal protective equipment (“PPE”) to minimize the risk of workplace spread of COVID-19. During 2020, we spent approximately $50 million on such workplace modifications and PPE.

4.4.2	Health and Safety Standards and Compliance

Our commitment to providing a safe and healthful work environment is fulfilled through a regular program of health and safety audits and inspections of our global facilities, covering health, safety, industrial-hygiene, industrial ergonomics and emergency preparedness policies and action plans. Audits are designed to address documentation requirements, while inspections assess physical hazards. Audits and inspections are conducted on-site and followed with a report requiring the facility to develop an action plan to address deficiencies or best practices which is reviewed by senior Operating Group management quarterly.

The compliance program incorporates international and regional standards, including: ISO 45001, Canadian Standards Association (CSA), American National Standards Institute (ANSI), Conformité Européenne (CE), as well as country-specific standards. Audits and inspections are conducted by specialists with knowledge of Magna’s standards and country-specific requirements. Legislative changes, accident trends and changes to industry standards are incorporated into the program as part of the annual review of the program and updates of audit requirements are conducted every three years. The key elements of the program are detailed below:

Our Health and Safety Department holds regular conferences with representatives of our Divisions to reinforce our commitment to providing a safe and healthful work environment, as well as to share best practices with respect to occupational health and safety. An employee who believes we have not fulfilled our promise to provide a safe and healthful working environment can seek redress through the Magna Hotline.

4.4.3	Ergonomics Program

A key program for supporting employee well-being is our ergonomics program which aims to reduce the risk of musculoskeletal injuries. Managed by each Division’s ergonomic committee and with the support and guidance of corporate ergonomists, the program regularly evaluates Division performance against a set of established criteria.

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4.5	Corporate Ethics and Compliance

4.5.1	Code of Conduct and Ethics

We are committed to conducting business in a legal and ethical manner globally. Our Code, which applies equally to all of our directors, executive officers and employees, articulates our compliance-oriented values and expectations. The principles of the Code have been and continue to be reinforced by our Chief Executive Officer, Executive Management, Operating Group management and the Board.

The Code addresses standards of conduct in a number of specific areas, including:

•	respect for human rights, diversity and inclusion;
•	conducting business with integrity, fairness and respect;
•	giving and receiving gifts and entertainment;
•	complying with all laws and regulations, including anti-corruption/bribery and antitrust/competition laws;
•	lobbying and political contributions;
•	full, accurate and timely public disclosures, including financial reporting;
•	prohibiting insider trading;
•	environmental responsibility;
•	occupational health and safety;
•	managing conflicts of interest;
•	careful communication, and protecting confidential and personal information;
•	compliance with related corporate policies; and
•	reporting suspected violations, and prohibiting retaliation against employees who report such violations in good faith.

The Code, which is disclosed on the corporate governance section of our website (www.magna.com) and posted on our employee intranet in 25 different languages, is reviewed regularly with all amendments approved by the Board. We have also supplemented the requirements of the Code through the adoption of policies covering specific topics, including: bribery and improper payments, tooling practices, gifts and entertainment, anti-retaliation, careful communication, conflicts of interest, sanctions and trade embargoes and antitrust and competition (all of which are also available on our website (www.magna.com)).

4.5.2	Ethics and Legal Compliance Program

In order to help our employees understand the values, standards and principles underlying our Code, we have implemented an ethics and legal compliance program (“ELC Program”) overseen by the Audit Committee, which includes training of employees (both web-based training and live through an online classroom platform). We have also developed specialized compliance training modules which target specific functional audiences and high-risk regions. In addition to providing training on legal compliance and ethics topics generally, these specialized programs are designed to be interactive and incorporate real-life scenarios and exercises, which we believe amplify our compliance expectations and resonate more powerfully with participants.

The global implementation of the ELC program is supervised by the Magna Compliance Council (“Compliance Council”), a body that includes key corporate officers representing our finance, legal, human resources, operations, internal audit, sales and marketing, IT and ethics & compliance functions. The Compliance Council is tasked with, among other things, providing overall direction for our compliance program, approving key initiatives and ensuring that the required elements of our compliance program are being carried out globally by our cross-functional Operating Group Compliance Committees.

4.5.3	Magna Hotline

The Magna Hotline is a whistle-blower hotline which is overseen by our Audit Committee. The Hotline is confidential and anonymous (except where local law requires disclosure of a reporter’s identity), and is available for employees and other stakeholders such as customers and suppliers to make submissions by phone or online at any time in 28 languages. Submissions are received and tracked by an independent third party service provider. Non-HR submissions to the Magna Hotline are reviewed by our Internal Audit Department and, when appropriate, an investigation is conducted. Investigations are conducted by Magna’s Internal Audit Department, Corporate Security team, In-House lawyers and/or external counsel (where applicable). We maintain an Investigations Oversight Committee, a sub-committee of the Compliance Council, which reviews such investigations on a quarterly basis to ensure consistency of discipline. The Audit Committee receives quarterly presentations from the Vice-President, Internal Audit regarding Magna Hotline activity and details of fraud, financial reporting and other non-HR-related reports.

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4.6	Data And Cybersecurity/Privacy

4.6.1	Enterprise Cybersecurity

Our enterprise cybersecurity strategy was developed by our Information Security, Risk and Compliance Department (“ISRC”) which ultimately reports to our Chief Financial Officer. The strategy has been designed using guiding principles from our Code as well as enterprise risk considerations and aligns with industry standards including the National Institute of Standards and Technology, relevant ISO standards, and applicable customer requirements. Our Board has risk oversight responsibility for Magna’s enterprise IT/information security systems and cybersecurity program and receives reports regarding the program at periodic meetings.

Our cybersecurity initiatives are based on five key considerations:

•	Identify – develop an organizational understanding of cybersecurity risk to systems, people, assets, data, and capabilities;

•	Protect – develop and implement appropriate safeguards to ensure against cybersecurity risk and continue to deliver critical services;

•	Detect – internal and external 24 × 7 monitoring of all information traffic for cyber-attacks, including ransomware and other malware;

•	Respond – our Security Operations Centre has appropriate incident response plans/processes and the necessary resources and expertise to respond to detected threats; and

•	Recover – our Security Operations Centre works with IT operations to recover as quickly as possible by rebuilding affected systems and restoring data back-ups.

We are committed to working with our customers and other stakeholders to ensure that appropriate cybersecurity standards and requirements are continually monitored and implemented as required. In addition, we ensure that we comply with all governmental rules and regulations regarding cybersecurity or privacy regulations (such as GDPR as defined and detailed below), which directly affect cybersecurity requirements. Our selection process for third party (e.g. Cloud-based) services includes a due diligence approach that ensures that such services are evaluated using industry standard security assurance approaches to assess and address the risks associated with third party technology services and aligns with our overall approach to cybersecurity.

We regularly evaluate and adjust our information security management strategy based on a variety of considerations including risk assessments, continuous monitoring and periodic independent cybersecurity maturity evaluations. This enables the ISRC to identify and prioritize responses to residual risk arising from changes to our business or the ever-changing threat landscape. Magna has developed and implemented centralized enterprise cybersecurity policies, compliance measures, as well as training and awareness programs designed to ensure that our cybersecurity strategy is executed to minimize our exposure.

Governance of cybersecurity over our shared global telecommunications and computer infrastructure is centralized under the ISRC. The ISRC facilitates identification of our risk exposures and mandates the implementation of appropriate security controls. We have processes in place to ensure that our IT systems receive appropriate upgrades, including patching and other protective measures, in a timely manner.

4.6.2	Product-Embedded and Solution Software Cybersecurity

In addition to the above centralized initiatives, our decentralized operating model assigns cybersecurity accountability to our Operating Groups with respect to risk/security issues inherent in products. However, the ISRC provides various standards-based approaches to assist our Operating Groups in assessing their respective product cybersecurity risk and maturity. From this assessment, our Divisions and Operating Groups are then able to determine appropriate cyber solutions that may be required. Our Technology Committee supports the Board through the committee’s risk oversight responsibility for Magna’s product-embedded or solution software cybersecurity.

4.6.3	Privacy

Magna is committed to preserving the privacy of our stakeholders in accordance with applicable law. Our Code articulates our approach to the privacy of our employees and protection of their personal information. We only collect, use and disclose personal information for legitimate business or employment purposes, as required by law, or with an individual’s consent. In addition, like any other asset, confidential information, which includes trade secrets and proprietary information is a valuable part of our business and we aim to safeguard it.

In addition to our general privacy and confidentiality commitments, a couple of region specific policies and practices apply including our Data Privacy Policy (the “Privacy Policy”), which is designed to guide our compliance with, among other things, the EU General Data Protection Regulation (“GDPR”), and Brazilian Data Protection Regulation.

The Privacy Policy sets out data protection principles, responsibilities of data controllers and processors, circumstances under which personal data can be transferred, rights of data subjects and actions that must be taken in case of data breach. A training program has been implemented to address data privacy awareness for all EU employees and those employees outside of the EU who are handling personal data of EU residents. Finally, those employees across our organization responsible for handling privacy requests by data subjects or for addressing data breaches have been provided with the tailored training and resources to carry out such responsibilities. The Privacy Policy is accompanied by a variety of formal and comprehensive procedures, developed and overseen by our Compliance Council.

Furthermore, Magna continues to monitor legislative and regulatory developments in the fast-changing data privacy landscape in other regions with Magna operations.

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4.7	Supply Chain Responsibility

4.7.1	Supplier Code of Conduct

We have introduced a Supplier Code of Conduct and Ethics (“Supplier Code”) which outlines the principles we apply internally at Magna through our Code, as well as expectations we have for every company that supplies goods or services to Magna, relating to, among other things:

•

ethical business conduct, such as compliance with antitrust/competition, anti-corruption/bribery and export controls laws; conflict minerals reporting; avoidance and reporting of conflicts of interest; and protection of Magna intellectual property and confidential information;

•	employee rights, including those rights set out in our Employee’s Charter, Global Working Conditions and Global Labour Standards Policy; and
•	environmental responsibility and compliance.

The Supplier Code forms an integral part of our overall contractual relationship with our suppliers. We expect the standards set out in the Supplier Code to be met by our suppliers, even in jurisdictions where meeting such standards may not be considered part of the usual business culture and a failure to do so can result in the termination by Magna of the supply relationship. The full text of our Supplier Code is available on our website (www.magna.com).

We continue to support and participate in industry efforts to develop common standards relating to business ethics, environmental standards, working conditions and employee rights. We will continue to engage with our suppliers to raise awareness of the importance of sustainability in our supply chain.

4.7.2	Global Working Conditions in our Supply Chain

We expect that our supply chain will adhere to our Global Working Conditions and our Supplier Code, which prohibit the use of child, underage, slave or forced labour. Our Global Working Conditions are an integral part of our supplier package that emphasize the importance of maintaining global working conditions and standards that result in dignified and respectful treatment of all employees within all our global operating locations, as well as those of our supply chain. A failure by any of our suppliers to comply with its terms can result in the termination by Magna of the supply relationship.

4.7.3	Supply Chain Management

4.7.3.1	General

Magna’s supply chain management group focuses on a number of elements that we believe are integral to world class supply chain management, such as: common global key performance indicators (KPIs); specific roles and responsibilities; processes and standards; global training; and risk management. The global KPIs we use are focused on purchasing savings, supplier ratings, supplier quality measurements and supplier diversity. All four of these KPIs are standardized globally. We use cross-functional sourcing teams to help ensure compliance with our internal standards when we place new business within our supply base. In order to promote awareness of the key elements of our supply chain risk management program, including the requirements in our Supplier Code, we provide a global training program on an ongoing basis to internal purchasing employees.

We continue to increase digitization of our supply chain management, including focusing on spend analytics and online transportation risk tracking, as well as electronic tagging and tracing of certain assets.

4.7.3.2	Supplier Reviews

We review production suppliers in order to assess their overall quality, performance and financial health. We use a scorecard to provide ongoing monitoring and assessment of suppliers, which tracks (among other things) whether suppliers have certain industry-recognized environmental and health and safety certifications, such as ISO 14001 and ISO 18001. No suppliers were terminated in 2020 as a result of a violation of working conditions or human rights.

4.7.3.3	Phytosanitation Program

We maintain a phytosanitation program aimed at preventing the introduction and spread of plant diseases (i.e., pests and mold) through the cross-border import/export process. Our phytosanitation policy which applies to suppliers and shippers aligns with the International Plant Protection Convention (IPPC) standard for treatment of wood packaging material (e.g., wooden pallets), and includes the requirements of ISPM-15 (International Standards for Phytosanitary Measures). Our phytosanitation program includes training sessions for internal employees and suppliers, as well as reviews aimed at confirming compliance with our policy.

4.7.3.4	Supplier Diversity

To support the supplier diversity efforts which form part of our supply chain management program, we participate as a corporate member of several industry-recognized suppler diversity organizations, including the Michigan Minority Supplier Development Council (MMSDC), Great Lakes Women’s Business Council (GL-WBC), the Canadian Aboriginal and Minority Supplier Council (CAMSC), National Veteran Business

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Development Council (NVBDC), Women’s Business Enterprise National Council, Women Business Enterprises Canada Council (WBE Canada), the National LGBT Chamber of Commerce (NGLCC), Disability: IN, and WEConnect International. We are also involved with a number of supplier diversity advocacy events, conferences, and procurement fairs, including many organized by our OEM customers, such as GM Supplier Connections, FCA MatchMaker, BMW Supplier Diversity Conference, Toyota Opportunity Exchange and Honda Network Partnership. We are proud to have received customer awards for our supplier diversity efforts from GM and Toyota in past years.

4.7.3.5	Conflict Minerals Reporting

Consistent with the approach taken by our customers, suppliers and other fellow members of the Automotive Industry Action Group with respect to “conflict minerals”, we are engaged in an annual process of determining whether any products which we make or buy contain such “conflict minerals”. Our latest conflict minerals report is available on our website www.magna.com and on the SEC’s EDGAR website (www.sec.gov/edgar). We continue to engage with our suppliers to increase awareness, and accuracy, of “conflict minerals” reporting requirements and, through our membership in the Responsible Minerals Initiative (RMI), support continuing cross-industry efforts to identify and validate conflict-free smelters and refiners. In 2020, we expanded our conflict minerals reporting to some of our OEM customers to include reporting with respect to Cobalt.

4.8	Contributing to Communities in Which we Operate

4.8.1	Commitment to Communities and Society

Magna recognizes the importance of giving back to society. We have a long history of supporting many global social and charitable causes, primarily in the communities around the world in which our employees live and work. While much of our corporate giving is to general philanthropic causes, we have identified seven United Nations Sustainable Development Goals that most directly relate to our business, as follows:

In addition, Magna’s Employee Disaster Relief Fund provides financial assistance to eligible employees and their families in the event they are victims of a disaster. In 2020, the program helped 19 employees in China, Mexico, Poland, India, Canada and the United States.

4.8.2	COVID-related Relief Efforts

During 2020, Magna and its employees around the world demonstrated their commitment to assisting their communities in times of need through tremendous efforts in the fight against COVID-19. Many manufacturing sites quickly pivoted to produce much-needed PPE, such as face masks, face shields and medical gowns. Others contributed parts for ventilator carts and one plant in China fulfilled an emergency request to build 1,700 ambulance transmissions in just eight days. In all, nearly half a million items of PPE were produced and distributed by Magna to governments, medical facilities and communities impacted by COVID-19.

4.8.3	Support for Employee-Led Efforts

We encourage and support our employees who devote their time, energy and passion to making a positive contribution to their workplace and communities through direct giving, special events, fundraising and volunteer work.

In order to further support and enhance employee fundraising efforts, we maintain a Magna Matching Program, which matches donations by Magna employees to qualified, non-profit initiatives, up to specified amounts. Since the beginning of the program in 2017, Magna has matched over $1 million in funds raised by Magna employees for more than 300 projects globally.

We are also a leading sponsor and supporter of FIRST, an international organization which supports students with an interest in engineering and technology fields. FIRST organizes mentor-based programs that help participants build science, engineering and technology skills while also fostering self-confidence, communication skills and leadership. For more than a decade, Magna has volunteered with, provided mentorship to and led various FIRST teams and programs, including its robotics competition, that have engaged thousands of students globally.

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5.	Sustainability Metrics

In this Sustainability Report we report according to the SASB framework. SASB establishes and maintains industry-specific standards that assist companies in disclosing sustainability information to investors. SASB metrics indicated below are identified by the relevant SASB Auto Parts Sustainability Accounting Standard code. We caution readers that our processes to collect and validate the energy, emissions and water data shown below are not as mature as those related to financial data, but we are committed to enhancing both the data collection/validation processes and thus the quality of the data, in the coming years.

Readers are cautioned that COVID-19 significantly impacted our operations during 2020, including temporary suspension of production at our manufacturing facilities at different times during 2020 and implementation of work-from-home arrangements for employees globally. As a result, many of the 2020 metrics that follow are not reflective of a typical operational year for Magna and the extent of any improvement in such metrics from prior years is not necessarily indicative of expected performance in such metrics in future years.

5.1	Energy Management and Emissions

5.1.1	Energy

Energy management data is set out below.

SASB Accounting Metric (TR-AP-130a.1)	2020(1)	2019	2018

Aggregate amount of energy consumed by Magna	18,169,048 GJ 5,045,958 MWh	23,020,389 GJ 6,394,553 MWh	22,604,666 GJ 6,279,074 MWh

Percentage of energy consumed by Magna that was supplied from grid electricity	59%	55%	56%

Percentage of energy consumed by Magna that is renewable energy	11.9%	NT(2)	NT(2)

Notes:

(1)	Preliminary data. Data for 2020 may not be indicative of current energy levels due to COVID-19-related production shutdowns impacting our facilities in 2020.
(2)	Not tracked prior to 2020.

Energy intensity relative to Sales is as follows:

	2020	2019	2018

Energy Intensity (MWh/Sales (USDm))	155 MWh/USDm	162 MWh/USDm	154 MWh/USDm

In connection with our efforts to promote energy efficiency, each of our Operating Groups have developed energy intensity reduction targets. On an consolidated basis, such targets amount to approximately 2% of our energy intensity (MWh/Sales) per year.

5.1.2	Emissions

Energy consumed can be converted to CO2 emissions based on regional conversion factors. In order to help us and our stakeholders better assess trends related to the emissions we generate, we track emissions “intensity” on the basis of total sales, employee headcount and aggregate square footage of our facilities and offices. These intensity metrics assist us in determining whether we are becoming more efficient by normalizing emissions on a per dollar of sales, per employee and per square footage basis. The raw data for Scope 1 & 2 emissions, together with intensity metrics are set out below.

	2020	2019	2018

Scope 1 & 2 emissions (metric tons)	1,620,090(1)	2,126,678	2,120,298

Sales (USD, millions)	32,647	39,431	40,827

Sales Intensity (CO2 metric tons/$ Sales)	0.0000496	0.0000539	0.0000519

Employees	158,000	165,000	174,000

Employee Intensity (metric tons/employee)	10.25	12.89	12.19

Square Footage (million sq. ft)	83.8	86.6	86.5

Square Footage Intensity (metric tons/sq. ft.)	0.0193	0.0246	0.0245

Notes:

(1)	Preliminary data. Data for 2020 may not be indicative of current emissions levels due to COVID-19-related production shutdowns impacting our facilities in 2020.

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5.2	Water and Waste Management

5.2.1	Water

Water use data is set out below:

Description	2020(1) (ML)	2019 (ML)	2018 (ML)
Water withdrawals	6,351	7,621	8,101

Notes:

(1)	Preliminary data. Data for 2020 may not be indicative of current water usage levels due to COVID-19-related production shutdowns impacting our facilities in 2020.

We have implemented a 1.5% per year water reduction target, with the aim of reducing water use 15% by 2030, in each case referencing 2019 as the baseline year.

5.2.2	Waste Management

Waste reduction and scrap elimination are important considerations in our manufacturing activities, including as part of our efforts to achieve World Class Manufacturing objectives in our facilities globally. We have implemented a zero waste to landfill target, with the aim of eliminating landfill-bound waste by 2022.

Waste data is set out below:

SASB Accounting Metric (TR-AP-150a.1)	2020(1)

Aggregate amount of waste generated from manufacturing by Magna	965,677 t

Percentage of waste generated by Magna that is hazardous	4.9%(2)

Percentage of waste generated by Magna that was recycled	91.5%(3)

Notes:

(1)	Preliminary data. Data for 2020 may not be indicative of current waste generation levels due to COVID-19-related production shutdowns impacting our facilities in 2020.

(2)	Approximately 84% of such hazardous waste was diverted from secure landfills through recycling, reuse, or energy recovery initiatives.

(3)	For 2020, this figure would be 94.8% if energy recovery was also included as a category of recycled waste.

5.3	Environmental Remediation

The aggregate costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on Magna to date and are set out below.

Description	2020	2019	2018
Annual remediation expenses	<$1.0m	<$1.0m	$1.1m
Aggregate remediation balance for known events	$10.8m	$13.4m	$14.3m

5.4	Product Safety

Magna is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, we only account for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, Magna also records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or Magna’s warranty experience. Product liability and recall provisions are established based on Magna’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs. In 2020, our warranty accrual increased by $32 million compared to 2019. See Note 14 of our consolidated financial statements for the year ended December 31, 2020, which have been filed on SEDAR and are on Magna’s website (www.magna.com).

5.5	Fuel Efficiency

Our product strategy, which is discussed in “Section 4 – Our Business & Strategy – Our Corporate Strategy” of this AIF, includes as a core element the supply of product solutions which support our customers’ objectives of increased fuel efficiency and reduced vehicle CO2 emissions. We do not currently track total revenue from products designed to increase fuel efficiency and/or reduce emissions.

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5.6	Materials Sourcing

The SASB Auto Parts Standard identifies critical materials as defined by the U.S. National Research Council (NRC) of which cobalt, magnesium, tantalum and tungsten are most relevant to our products. We do not purchase such materials in their raw form, however, they may be present in components and sub-assemblies that we purchase. Our key purchased raw materials are steel, resin and aluminum, and our key purchased components include: stampings, electronics, chips, molded parts, die casting, forging, coverstock, and wire harnesses. See the discussion in “Section 6 – Description of the Business – Manufacturing & Engineering – Key Commodities and Raw Materials” of our AIF.

We address strategic risks regarding critical materials with more limited supply and key commodities/raw materials in a number of ways, including: diversification of suppliers; carrying excess inventory, where appropriate; and, designing and engineering our products to minimize the use of scarce/limited materials, where not constrained by customer specifications. Current shortages of semiconductors and resin, as well as constraints on certain types of steel are discussed in greater detail in “Section 4 – Our Business & Strategy – Macroeconomic, Political and Other Trends” and “Section 5 – Risk Factors” of our AIF.

With respect to reputational risk related to critical materials, we maintain a conflict minerals program, including an annual process of determining whether any of our products contain conflict minerals, and through our membership in the responsible mineral initiative (RMI) supporting continuing cross-industry efforts to identify conflict-free smelters and refiners. In 2020, we expanded our conflict minerals reporting to some of our OEM customers to include reporting with respect to Cobalt.

5.7	Competitive Behaviour

Magna’s policy is to comply with all applicable laws, including antitrust and competition laws. Our Corporate Ethics and Compliance Program is described in Section 4.5 “Corporate Ethics and Compliance” of this Sustainability Report.

We previously completed a global review focused on antitrust risk and do not currently anticipate any material liabilities in connection with the review. See “Section 10 – Legal Proceedings” of this AIF with respect to our anti-trust investigation being conducted by the Brazilian Federal Competition Authority.

SASB Accounting Metric (TR-AP-520a.1)	2020	2019	2018
Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	NIL	NIL	NIL

5.8	Health & Safety

We are committed to providing a safe and healthful workplace for our employees. This commitment is fulfilled through a regular program of health and safety audits and inspections of our global facilities. In connection with our health and safety program we track the frequency and severity of workplace accidents.

Description	2020(4)	2019	2018
Accident Frequency Rate(1)(3)	0.42	1.04	1.01
Accident Severity Rate(2)(3)	5.11	12.35	11.57

Notes:

(1)	Frequency 1.0 translates to 1 injury or illness per 5,000 employees working 1,000,000 hours.

(2)	Severity 10.0 translates to 50 lost work days over the course of 1,000,000 hours.

(3)	Global production facilities and certain engineering locations.

(4)	Data for 2020 may not be indicative of current accident frequency and severity rates due to COVID-19-related production shutdowns impacting our facilities in 2020.

The occurrence of injuries and fatalities is a matter of significant concern for both management and the Board. The CGCNC reviews the circumstances related to significant injuries and all fatalities of employees or third parties on Magna properties and reports same to the Board. Unfortunately, one member of the Magna family lost his life in an industrial accident at one of our U.S. facilities in 2020. There were no employee fatalities at Magna’s facilities during 2019 or 2018.

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5.9	Diversity

Diversity within our employee population is important to us and we strive to create an inclusive work environment throughout our company. As part of our efforts to promote an inclusive workplace, we track metrics relating to gender diversity in our workforce.

Description	2020
Percentage of global employees who are women (wholly-owned operations)	26%
Women in critical roles	15%(1)
Women on the Board of Magna	36%(2)

Notes:

(1)	550 women in critical roles out of 3600.

(2)	This figure will rise to 42% if the current nominees are elected to our Board at our Annual Meeting of Shareholders to be held on Thursday, May 6, 2021.

5.10	Reporting

In addition to this Sustainability Report, we participate in CDP (formerly Carbon Disclosure Project), a not-for-profit project designed to provide investors with information relating to corporate GHG emissions, water use and perceived corporate risk due to climate change. For 2021, Magna will also participate for the first time in the CDP Supply Chain Program for Climate Change, engaging key suppliers to report on their energy usage and emissions. We also file a conflict minerals report, available on www.sec.gov/edgar, in accordance with SEC requirements, and publish a slavery and human trafficking statement on our website, at www.magna.com. Magna also provides sustainability reporting directly to our customers. These assessments are supplier requirements and typically follow common reporting templates approved by automotive industry associations in North America (Automotive Industry Action Group) and Europe (CSR Europe/Drive Sustainability). In order to enhance transparency into our supply chain, in 2021, we will be sending self-assessment questionnaires to key suppliers (across all our Operating Groups) through NQC, a third party supply chain management organization. The self-assessment questionnaires will survey key suppliers on issues related to health and safety, human rights, and conflict minerals.

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